SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 29, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Nokia stock exchange releases dated January 29, 2015:

•                  Nokia Corporation Report for Q4 2014 and Full Year 2014

•                  Nokia Board of Directors convenes Annual General Meeting 2015, dividend of EUR 0.14 per share proposed for 2014

•                  Nokia Board of Directors approves the Nokia Equity Program 2015

Nokia Corporation Report for Q4 2014 and Full Year 2014 [FULL REPORT ATTACHED TO THE STOCK EXCHANGE RELEASE]

FINANCIAL STATEMENT RELEASE

January 29, 2015

Nokia Corporation Report for Q4 2014 and Full Year 2014

Nokia Corporation

Financial Statement Release

January 29, 2015 at 08:00 (CET +1)

This is a summary of the Nokia Corporation report for Q4 2014 and full year 2014 published today. The complete fourth quarter and full year 2014 report with tables is available at http://company.nokia.com/en/financials. Investors should not rely on summaries of our interim reports only, but should review the complete reports with tables.

FINANCIAL AND OPERATING HIGHLIGHTS

Fourth quarter 2014 highlights:

•                  Non-IFRS diluted EPS in Q4 2014 of EUR 0.09 (EUR 0.08 in Q4 2013); reported diluted EPS of EUR 0.08 (EUR 0.05 in Q4 2013)

•                  Net sales in Q4 2014 of EUR 3.8 billion (EUR 3.5 billion in Q4 2013)

Nokia Networks

•                  Nokia Networks achieved 8% year-on-year growth in net sales, from EUR 3.1 billion in Q4 2013 to EUR 3.4 billion in Q4 2014, primarily due to strong performance in North America.

•                  Nokia Networks achieved strong underlying operating profitability with non-IFRS operating profit of EUR 470 million, or 14.0% of net sales, compared to EUR 349 million, or 11.2% of net sales, in Q4 2013.

•                  Mobile Broadband achieved 13% year-on-year increase in net sales, driven by strong growth in overall core networking technologies and modest growth in overall radio technologies. Within radio technologies, strong year-on-year growth in LTE was partially offset by a decline in mature radio technologies.

•                  Global Services returned to year-on-year growth for the first time since Q4 2012, with net sales up by 3% and particularly strong growth in the strategically important systems integration business line.

HERE

•                  HERE achieved 15% year-on-year growth in net sales, from EUR 255 million in Q4 2013 to EUR 292 million in Q4 2014, primarily due to HERE’s leading market position and positive trends in the automotive market.

•                  In Q4 2014, HERE sold map data licenses for the embedded navigation systems of 3.9 million new vehicles, compared to 3.2 million vehicles in Q4 2013.

Nokia Technologies

•                  Nokia Technologies achieved 23% year-on-year growth in net sales, from EUR 121 million in Q4 2013 to EUR 149 million in Q4 2014, primarily due to Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of Nokia’s Devices & Services business to Microsoft, as well as higher intellectual property licensing income from certain other licensees.

•                  In Q4 2014, Nokia Technologies non-IFRS operating expenses increased both year-on-year and sequentially primarily due to investments in business activities, which target new and significant long-term

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growth opportunities, as well as increased activities related to anticipated and ongoing patent licensing cases.

Full year 2014 highlights:

•                  Nokia’s full year 2014 non-IFRS diluted EPS grew by 40% to EUR 0.28 (EUR 0.20 in 2013); reported diluted EPS of EUR 0.30 (EUR 0.05 in 2013)

•                  Nokia’s full year 2014 net sales of EUR 12.7 billion (EUR 12.7 billion in 2013)

•                  Nokia Board of Directors will propose a dividend of EUR 0.14 per share for 2014 (EUR 0.11 per share for 2013, in addition to which a special dividend of EUR 0.26 per share was paid in 2014)

Commenting on the fourth quarter and full year results, Rajeev Suri, Nokia President and CEO, said:

2014 was a time of significant change for Nokia and we ended the year in a renewed position of strength. I want to extend my thanks to our customers who have shown such strong support during our transformation and our employees who have worked so hard to make it happen.

The power of the new Nokia could be seen in our fourth quarter results. All of our businesses delivered strong year-on-year net sales growth. Profitability was excellent in Nokia Networks, and we were particularly pleased with our net sales growth in North America and core networks. HERE continued its momentum in the automotive segment, and the early reception to the Nokia N1 tablet has been remarkably favorable, showing the ongoing power of the Nokia brand and the long-term potential of our brand licensing business.

Looking ahead, while 2014 was a year of reinvention, we see 2015 as a year of execution. We are already moving fast, with HERE sharpening its strategic focus, Nokia Technologies accelerating its licensing and innovation activities, and Nokia Networks increasing its momentum in growth areas including virtualization and telco cloud.

As we pursue these opportunities, we will not shy away from investing where we need to invest. But, we plan to always combine that with disciplined cost control and a focus on delivering ongoing productivity and quality improvements across the company.

Overall, while we must remain focused on our execution, I believe that Nokia is well positioned to meet its goals for the year.

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SUMMARY FINANCIAL INFORMATION

	Reported and non-IFRS fourth quarter 2014 results(1)					Reported and non-IFRS full year 2014 results(1)
EUR million	Q4/14	Q4/13	YoY Change	Q3/14	QoQ Change	2014	2013	YoY Change
Continuing Operations
Net sales	3 802	3 476	9%	3 324	14%	12 732	12 708	0%
Gross margin % (non-IFRS)	43.5%	42.5%		44.5%		44.3%	42.1%
Operating expenses (non-IFRS)	-1 129	-1 018	11%	-1 006	12%	-3 997	-3 994	0%
Operating profit (non-IFRS)	524	409	28%	457	15%	1 632	1 437	14%
Non-IFRS exclusions from operating profit	70	134		1 267		1 461	919
Operating profit	454	274	66%	-810		170	518	-67%
Profit (non-IFRS)	356	317	12%	353	1%	1 095	879	25%
Non-IFRS exclusions from profit	29	133		-407		-76	838
Profit	327	183	79%	760	-57%	1 171	41	2 756%
EPS, EUR diluted (non-IFRS)	0.09	0.08	13%	0.09	0%	0.28	0.20	40%
EPS, EUR diluted (reported)	0.08	0.05	60%	0.19	-58%	0.30	0.05	500%
Net cash from operating activities	270	—		406	-33%	2 330	1 134	105%
Net cash and other liquid assets	5 023	2 309	118%	5 025	0%	5 023	2 309	118%

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Note 1 relating to results information and non-IFRS (also referred to as “underlying”) results: The results information in this report is unaudited. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting related items arising from business acquisitions. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. More information, including a reconciliation of our Q4 2014 and Q4 2013 non-IFRS results to our reported results, can be found in our complete Q4 2014 and full year 2014 report in tables 14-18. A reconciliation of our Q3 2014 non-IFRS results to our reported results can be found in our complete Q3 2014 interim report with tables on pages 22-27 published on October 23, 2014.

NOKIA’S OUTLOOK

•                  Nokia continues to expect Nokia Networks’ net sales to grow on a year-on-year basis for the full year 2015.

•                  Nokia continues to expect Nokia Networks’ non-IFRS operating margin for the full year 2015 to be in-line with Nokia Networks’ long-term non-IFRS operating margin range of 8% to 11%.

•                  Nokia’s outlook for Nokia Networks net sales and non-IFRS operating margin is based on expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  product and regional mix;

•                  the timing of major network deployments; and

•                  expected continued operational improvement.

•                  Nokia expects Nokia Networks’ net sales and non-IFRS operating margin in the first quarter 2015 to decline seasonally compared to the fourth quarter 2014. Note that Nokia Networks non-IFRS operating margin benefited from a relatively high proportion of software sales in the first quarter 2014.

•                  Nokia continues to expect HERE’s net sales to grow on a year-on-year basis for the full year 2015.

•                  Nokia now expects HERE’s non-IFRS operating margin for the full year 2015 to be between 7% and 12%, based on HERE’s leading market position, positive industry trends and improved focus on cost efficiency. This compares to Nokia’s previous outlook for HERE’s non-IFRS operating margin for the full year 2015 to be between 5% and 10%.

•                  Nokia continues to expect Nokia Technologies’ net sales to grow on a year-on-year basis for the full year 2015, excluding potential amounts related to the expected resolution of our ongoing arbitration with Samsung, which is expected to be concluded during 2015.

•                  Nokia continues to expect Nokia Technologies’ non-IFRS operating expenses to increase meaningfully on a year-on-year basis for the full year 2015. More specifically, Nokia expects Nokia Technologies’ quarterly non-IFRS operating expenses in 2015 to be approximately in-line with the fourth quarter 2014 level. This is related to higher investments in licensing activities, licensable technologies, and business enablers including go-to-market capabilities, which target new and significant long-term growth opportunities.

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•                  Nokia continues to expect Nokia Group capital expenditures to be approximately EUR 200 million in 2015, primarily attributable to capital expenditures by Nokia Networks.

•                  Nokia continues to expect Nokia Group financial income and expenses, including net interest expenses and the impact from changes in foreign exchange rates on certain balance sheet items, to amount to an expense of approximately EUR 160 million in 2015, subject to changes in foreign exchange rates and the level of interest-bearing liabilities.

•                  Nokia continues to expect Group Common Functions non-IFRS operating expenses to be approximately EUR 120 million in 2015.

•                  Nokia continues to target to record tax expenses in Nokia Group’s Consolidated Income Statements at a long-term effective tax rate of approximately 25%. However, Nokia targets Nokia Group’s cash tax obligations to continue at approximately EUR 250 million annually until Nokia Group’s deferred tax assets have been fully utilized. The cash tax amount may vary depending on profit levels in different jurisdictions and the amount of license income potentially subject to withholding tax.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; K) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 2) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to

5

invalidate the intellectual property rights (IPR) of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, for instance in the enterprise business, successfully recognize and pursue growth opportunities and extend the reach of our location services; 8) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 9) Nokia Networks’ dependence on a limited number of customers and large, multi-year contracts; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could result in allowances related to deferred tax assets; 12) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 15) management of Nokia Networks’ customer financing exposure; 16) the performance of the parties we partner and collaborate with, as well as financial counterparties, and our ability to achieve successful collaboration or partnering arrangements; 17) our ability to protect the technologies, which we develop, license, use or intend to use, from claims that we have infringed third parties’ IPR, as well as impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to IPR; 18) the impact of regulatory, political or other developments, including those caused by the impact of trade sanctions, natural disasters or disease outbreaks on our operations and sales in those various countries or regions where we conduct business; 19) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 20) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 21) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 22) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business; 23) potential exposure to contingent liabilities due to the sale of substantially all of our Devices & Services business to Microsoft and the possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable for us, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia Management, Espoo – January 28, 2015

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 4080 3 4080

Investor Relations US, tel. +1 650 644 4709

•                  Nokia plans to publish its “Nokia in 2014” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 13 of 2015. The annual report will be available at company.nokia.com/financials.

•                  Nokia plans to publish its first quarter 2015 results on April 30, 2015.

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•                  Nokia’s Annual General Meeting 2015 is scheduled to be held on May 5, 2015.

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Nokia Corporation
RESULTS REPORT
January 29, 2015 at 08:00 (CET +1)

Nokia Corporation Report for Q4 2014 and Full Year 2014

FINANCIAL AND OPERATING HIGHLIGHTS

Fourth quarter 2014 highlights:

•                  Non-IFRS diluted EPS in Q4 2014 of EUR 0.09 (EUR 0.08 in Q4 2013); reported diluted EPS of EUR 0.08 (EUR 0.05 in Q4 2013)

•                  Net sales in Q4 2014 of EUR 3.8 billion (EUR 3.5 billion in Q4 2013)

Nokia Networks

•                  Nokia Networks achieved 8% year-on-year growth in net sales, from EUR 3.1 billion in Q4 2013 to EUR 3.4 billion in Q4 2014, primarily due to strong performance in North America.

•                  Nokia Networks achieved strong underlying operating profitability with non-IFRS operating profit of EUR 470 million, or 14.0% of net sales, compared to EUR 349 million, or 11.2% of net sales, in Q4 2013.

•                  Mobile Broadband achieved 13% year-on-year increase in net sales, driven by strong growth in overall core networking technologies and modest growth in overall radio technologies. Within radio technologies, strong year-on-year growth in LTE was partially offset by a decline in mature radio technologies.

•                  Global Services returned to year-on-year growth for the first time since Q4 2012, with net sales up by 3% and particularly strong growth in the strategically important systems integration business line.

HERE

•                  HERE achieved 15% year-on-year growth in net sales, from EUR 255 million in Q4 2013 to EUR 292 million in Q4 2014, primarily due to HERE’s leading market position and positive trends in the automotive market.

•                  In Q4 2014, HERE sold map data licenses for the embedded navigation systems of 3.9 million new vehicles, compared to 3.2 million vehicles in Q4 2013.

Nokia Technologies

•                  Nokia Technologies achieved 23% year-on-year growth in net sales, from EUR 121 million in Q4 2013 to EUR 149 million in Q4 2014, primarily due to Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of Nokia’s Devices & Services business to Microsoft, as well as higher intellectual property licensing income from certain other licensees.

•                  In Q4 2014, Nokia Technologies non-IFRS operating expenses increased both year-on-year and sequentially primarily due to investments in business activities, which target new and significant long-term growth opportunities, as well as increased activities related to anticipated and ongoing patent licensing cases.

Full year 2014 highlights:

•                  Nokia’s full year 2014 non-IFRS diluted EPS grew by 40% to EUR 0.28 (EUR 0.20 in 2013); reported diluted EPS of EUR 0.30 (EUR 0.05 in 2013)

•                  Nokia’s full year 2014 net sales of EUR 12.7 billion (EUR 12.7 billion in 2013)

•                  Nokia Board of Directors will propose a dividend of EUR 0.14 per share for 2014 (EUR 0.11 per share for 2013, in addition to which a special dividend of EUR 0.26 per share was paid in 2014)

Commenting on the fourth quarter and full year results, Rajeev Suri, Nokia President and CEO, said:

2014 was a time of significant change for Nokia and we ended the year in a renewed position of strength. I want to extend my thanks to our customers who have shown such strong support during our transformation and our employees who have worked so hard to make it happen.

The power of the new Nokia could be seen in our fourth quarter results. All of our businesses delivered strong year-on-year net sales growth. Profitability was excellent in Nokia Networks, and we were particularly pleased with our net sales growth in North America and core networks. HERE continued its momentum in the automotive segment, and the early reception to the Nokia N1 tablet has been remarkably favorable, showing the ongoing power of the Nokia brand and the long-term potential of our brand licensing business.

Looking ahead, while 2014 was a year of reinvention, we see 2015 as a year of execution. We are already moving fast, with HERE sharpening its strategic focus, Nokia Technologies accelerating its licensing and innovation activities, and Nokia Networks increasing its momentum in growth areas including virtualization and telco cloud.

As we pursue these opportunities, we will not shy away from investing where we need to invest. But, we plan to always combine that with disciplined cost control and a focus on delivering ongoing productivity and quality improvements across the company.

Overall, while we must remain focused on our execution, I believe that Nokia is well positioned to meet its goals for the year.

SUMMARY FINANCIAL INFORMATION

	Reported and non-IFRS fourth quarter 2014 results(1)-(3)					Reported and non-IFRS full year 2014 results(1)-(3)
EUR million	Q4/14	Q4/13	YoY Change	Q3/14	QoQ Change	2014	2013	YoY Change
Continuing Operations
Net sales	3 802	3 476	9%	3 324	14%	12 732	12 708	0%
Gross margin % (non-IFRS)	43.5%	42.5%		44.5%		44.3%	42.1%
Operating expenses (non-IFRS)	-1 129	-1 018	11%	-1 006	12%	-3 997	-3 994	0%
Operating profit (non-IFRS)	524	409	28%	457	15%	1 632	1 437	14%
Non-IFRS exclusions from operating profit(2)	70	134		1 267		1 461	919
Operating profit	454	274	66%	-810		170	518	-67%
Profit (non-IFRS)	356	317	12%	353	1%	1 095	879	25%
Non-IFRS exclusions from profit(2)	29	133		-407		-76	838
Profit	327	183	79%	760	-57%	1 171	41	2 756%
EPS, EUR diluted (non-IFRS)	0.09	0.08	13%	0.09	0%	0.28	0.20	40%
EPS, EUR diluted (reported)	0.08	0.05	60%	0.19	-58%	0.30	0.05	500%
Net cash from operating activities(4)	270	—		406	-33%	2 330	1 134	105%
Net cash and other liquid assets(5)	5 023	2 309	118%	5 025	0%	5 023	2 309	118%
Nokia Networks
Net sales	3 365	3 105	8%	2 940	14%	11 198	11 282	-1%
Mobile Broadband net sales	1 760	1 562	13%	1 672	5%	6 039	5 347	13%
Global Services net sales	1 579	1 540	3%	1 268	25%	5 105	5 753	-11%
Gross margin % (non-IFRS)	38.2%	37.6%		39.1%		38.7%	36.6%
Operating profit (non-IFRS)	470	349	35%	397	18%	1 364	1 089	25%
Operating margin % (non-IFRS)	14.0%	11.2%		13.5%		12.2%	9.7%
HERE
Net sales	292	255	15%	236	24%	969	914	6%
Gross margin % (non-IFRS)	76.0%	75.7%		75.1%		75.9%	77.3%
Operating profit (non-IFRS)	20	25	-20%	0		31	48	-35%
Operating margin % (non-IFRS)	6.8%	9.8%		0.0%		3.2%	5.2%
Nokia Technologies
Net sales	149	121	23%	152	-2%	578	529	9%
Gross margin % (non-IFRS)	98.7%	98.3%		98.7%		98.8%	97.4%
Operating profit (non-IFRS)	77	81	-5%	98	-21%	357	329	9%
Operating margin % (non-IFRS)	51.7%	66.9%		64.5%		61.8%	62.2%

Note 1 relating to results information and non-IFRS (also referred to as “underlying”) results: The results information in this report is unaudited. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting related items arising from business acquisitions. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 2 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q4 2014 and Q4 2013 non-IFRS results to our reported results, can be found in Tables 14-18. A reconciliation of our Q3 2014 non-IFRS results to our reported results can be found in our complete Q3 2014 interim report with tables on pages 22-27 published on October 23, 2014.

Note 2 relating to non-IFRS exclusions:

Q4 2014 — EUR 70 million (net) adjustments to operating profit consisting of:

•                  EUR 30 million of charges related to the cost reduction program in HERE

•                  EUR 9 million of transaction and other related costs in Nokia Technologies related to the sale of substantially all of Nokia’s Devices & Services business to Microsoft

•                  EUR 6 million of restructuring and associated charges in Nokia Networks

•                  EUR 2 million of transaction and other related costs in HERE resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft

•                  EUR 16 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks and SAC Wireless assets in Nokia Networks

•                  EUR 5 million transaction and other related costs in Group Common Functions resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft

•                  EUR 2 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of Medio assets in HERE

Q4 2014 taxes net benefit of EUR 41 million consisting of EUR 19 million income statement impact of the special items identified above and EUR 22 million tax special item

Q3 2014 — EUR 1 267 million (net) adjustments to operating profit consisting of:

•                  EUR 1 209 million goodwill impairment charge in HERE

•                  EUR 31 million charge in Nokia Networks for anticipated contractual remediation costs related to a technical issue with a third party component which was included in certain products sold several years ago

•                  EUR 2 million restructuring and associated charges in Nokia Networks

•                  EUR 2 million restructuring charge in HERE

•                  EUR 3 million of transaction and other related costs in HERE resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft

•                  EUR 2 million of transaction and other related costs in Nokia Technologies resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft

•                  EUR 4 million of transaction and other related costs in Group Common Functions resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft

•                  EUR 3 million gain on sale of fixed assets in Group Common Functions

•                  EUR 15 million of intangible asset and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks and SAC Wireless assets in Nokia Networks

•                  EUR 2 million of intangible asset and other purchase price accounting related items arising from the acquisition of Medio assets in HERE

Q3 2014 taxes — net benefit of EUR 1 674 million consisting of a EUR 1 999 million reversal of valuation allowances on deferred tax assets, partially offset by an allowance of net EUR 325 million on deferred tax assets in HERE

Q4 2013 — EUR 134 million (net) consisting of:

•                  EUR 95 million restructuring charge and other associated items in Nokia Networks

•                  EUR 4 million restructuring charge in HERE

•                  EUR 17 million of transaction and other related costs in Nokia Technologies resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft

•                  EUR 5 million of transaction and other related costs in Group Common Functions resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft

•                  EUR 11 million of intangible asset amortization and other purchase price accounting related items in Nokia Networks arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 3 million of intangible asset amortization and other purchase price accounting related items in HERE arising from the acquisition of NAVTEQ

Note 3 relating to operational and reporting structure: We have three businesses: Nokia Networks, HERE, and Nokia Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, HERE, and Nokia Technologies. We also present certain segment data for discontinued operations. Below is a description of our four reportable segments. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. Global Services provides mobile operators with a broad range of services, including network implementation, care, managed services, network planning and optimization as well as systems integration. HERE focuses on the development of location intelligence, location-based services and local commerce. Nokia Technologies is built on Nokia’s intellectual property rights (IPR) and brand and related licensing. Nokia Networks also contains Nokia Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs, as well as Nokia Networks’ Optical business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Nokia Networks business. Additionally, as a result of the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”), we report certain separate information for discontinued operations. As the Sale of the D&S Business closed on April 25, 2014, i.e. shortly after the end of the first quarter 2014, the financial results of the discontinued operations after the transaction are not comparable to the financial results of the discontinued operations in previous periods. On August 7, 2013 Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks, which was a joint venture between Nokia and Siemens and renamed the company Nokia Solutions and Networks, also referred to as NSN. NSN was consolidated by Nokia prior to this transaction. After the closing of the Sale of the D&S Business, NSN was renamed Nokia Networks. Beginning in the third quarter 2013, Nokia has reported financial information for the two operating and reportable segments within Nokia Networks; Mobile Broadband and Global Services. Beginning in the fourth quarter of 2013, the Devices & Services business has been reported as discontinued operations. To reflect these changes, historical results information for past periods has been regrouped for historical comparative purposes. As is customary, certain judgments have been made when regrouping historical results information and allocating items in the regrouped results. When presenting financial information and comparative information for previous periods, we generally refer to the names of the businesses and reportable segments as they are named currently.

Note 4 relating to net cash from operating activities: No comparative data available for quarterly information in 2013.

Note 5 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table 27.

NOKIA’S OUTLOOK

•                  Nokia continues to expect Nokia Networks’ net sales to grow on a year-on-year basis for the full year 2015.

•                  Nokia continues to expect Nokia Networks’ non-IFRS operating margin for the full year 2015 to be in-line with Nokia Networks’ long-term non-IFRS operating margin range of 8% to 11%.

•                  Nokia’s outlook for Nokia Networks net sales and non-IFRS operating margin is based on expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  product and regional mix;

•                  the timing of major network deployments; and

•                  expected continued operational improvement.

•                  Nokia expects Nokia Networks’ net sales and non-IFRS operating margin in the first quarter 2015 to decline seasonally compared to the fourth quarter 2014. Note that Nokia Networks non-IFRS operating margin benefited from a relatively high proportion of software sales in the first quarter 2014.

•                  Nokia continues to expect HERE’s net sales to grow on a year-on-year basis for the full year 2015.

•                  Nokia now expects HERE’s non-IFRS operating margin for the full year 2015 to be between 7% and 12%, based on HERE’s leading market position, positive industry trends and improved focus on cost efficiency. This compares to Nokia’s previous outlook for HERE’s non-IFRS operating margin for the full year 2015 to be between 5% and 10%.

•                  Nokia continues to expect Nokia Technologies’ net sales to grow on a year-on-year basis for the full year 2015, excluding potential amounts related to the expected resolution of our ongoing arbitration with Samsung, which is expected to be concluded during 2015.

•                  Nokia continues to expect Nokia Technologies’ non-IFRS operating expenses to increase meaningfully on a year-on-year basis for the full year 2015. More specifically, Nokia expects Nokia Technologies’ quarterly non-IFRS operating expenses in 2015 to be approximately in-line with the fourth quarter 2014 level. This is related to higher investments in licensing activities, licensable technologies, and business enablers including go-to-market capabilities, which target new and significant long-term growth opportunities.

•                  Nokia continues to expect Nokia Group capital expenditures to be approximately EUR 200 million in 2015, primarily attributable to capital expenditures by Nokia Networks.

•                  Nokia continues to expect Nokia Group financial income and expenses, including net interest expenses and the impact from changes in foreign exchange rates on certain balance sheet items, to amount to an expense of approximately EUR 160 million in 2015, subject to changes in foreign exchange rates and the level of interest-bearing liabilities.

•                 Nokia continues to expect Group Common Functions non-IFRS operating expenses to be approximately EUR 120 million in 2015.

•                  Nokia continues to target to record tax expenses in Nokia Group’s Consolidated Income Statements at a long-term effective tax rate of approximately 25%. However, Nokia targets Nokia Group’s cash tax obligations to continue at approximately EUR 250 million annually until Nokia Group’s deferred tax assets have been fully utilized. The cash tax amount may vary depending on profit levels in different jurisdictions and the amount of license income potentially subject to withholding tax.

FOURTH QUARTER 2014 FINANCIAL AND OPERATING DISCUSSION

NOKIA’S CONTINUING OPERATIONS

See note 3 to our Summary Financial Information table above concerning our current operational and reporting structure. The following discussion includes information on a non-IFRS, or underlying business performance, basis. See notes 1, 2 and 3 to our Summary Financial Information table above for information about our underlying non-IFRS results and the non-IFRS exclusions for the periods discussed below.

Net sales

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

FOURTH QUARTER 2014 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Continuing operations net sales — reported	9%	14%
Continuing operations net sales — constant currency (1)	9%	11%

Nokia Networks net sales — reported	8%	14%
Nokia Networks net sales — constant currency(1)	8%	11%

HERE net sales — reported	15%	24%
HERE net sales — constant currency(1)	12%	21%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s continuing operations net sales increased 9% year-on-year and 14% sequentially. At constant currency, Nokia’s continuing operations net sales would have increased 9% year-on-year and 11% sequentially.

The year-on-year increase in Nokia’s continuing operations net sales in the fourth quarter 2014 was primarily due to higher net sales in Nokia Networks and, to a lesser extent, higher net sales in HERE and Nokia Technologies. The year-on-year increase in Nokia Networks’ net sales in the fourth quarter 2014 was primarily due to an increase in net sales in Mobile Broadband and to a lesser extent in Global Services and non-recurring intellectual property rights (IPR) income. The year-on-year increase in HERE net sales was primarily due to higher sales to vehicle customers, as well as Microsoft becoming a more significant licensee of HERE’s services. The year-on-year increase in Nokia Technologies net sales in the fourth quarter 2014 was primarily due to Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of Nokia’s Devices & Services business to Microsoft, as well as higher intellectual property licensing income from certain licensees. These increases were partially offset by declines in licensing income from certain other licensees that experienced lower levels of business activity.

The sequential increase in Nokia’s continuing operations net sales in the fourth quarter 2014 was primarily due to higher net sales in Nokia Networks and, to a lesser extent, in HERE. The sequential increase in net sales for Nokia Networks in the fourth quarter 2014 was primarily due to an increase in net sales in Global Services and to a lesser extent in Mobile Broadband and non-recurring IPR income. The sequential increase in net sales for HERE was primarily due to higher sales to vehicle customers and, to a lesser extent, higher seasonal sales to personal navigation device (PND) and enterprise customers, partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business.

Non-IFRS Gross margin

Nokia’s continuing operations non-IFRS gross margin in the fourth quarter 2014 increased from 42.5% to 43.5% on a year-on-year basis, primarily driven by the increase in non-IFRS gross margin in Nokia Networks and, to a lesser extent, an increase in non-IFRS gross margin in HERE and Nokia Technologies.

The year-on-year increase in Nokia Networks’ non-IFRS gross margin in the fourth quarter 2014 was primarily due to an increase in non-IFRS gross margin for Mobile Broadband, as well as a higher proportion of Mobile Broadband in the overall sales mix, partially offset by a decline in the non-IFRS gross margin of Global Services. In addition, Nokia Networks non-IFRS gross margin benefitted from approximately EUR 25 million of non-recurring IPR income.

Nokia’s continuing operations non-IFRS gross margin in the fourth quarter 2014 decreased sequentially to 43.5%, compared to 44.5% in the third quarter 2014. The sequential decrease in Nokia’s continuing operations non-IFRS gross margin in the fourth quarter 2014 was primarily due to a lower non-IFRS gross margin in Nokia Networks. The sequential decrease in Nokia Networks non-IFRS gross margin in the fourth quarter 2014 was primarily due to a higher proportion of Global Services in the overall sales mix, as well as a decrease in non-IFRS gross margin in Mobile Broadband, partially offset by non-recurring IPR income, as well as a higher non-IFRS gross margin in Global Services.

Non-IFRS Operating expenses

Nokia’s continuing operations non-IFRS research and development expenses increased both year-on-year and sequentially in the fourth quarter 2014 due to increases in non-IFRS research and development expenses in Nokia Networks, HERE and Nokia Technologies.

Nokia’s continuing operations non-IFRS selling, general and administrative expenses increased year-on-year in the fourth quarter 2014, primarily due to increases in Nokia Networks and Nokia Technologies.

In the fourth quarter 2014, Nokia’s continuing operations non-IFRS selling, general and administrative expenses increased sequentially, primarily due to increases in Nokia Networks and HERE.

Non-IFRS Operating profit

Nokia’s continuing operations non-IFRS operating profit increased year-on-year in the fourth quarter 2014 primarily due to an increase in non-IFRS operating profit for Nokia Networks, partially offset by a decreases in HERE and Nokia Technologies non-IFRS operating profit.

Nokia’s continuing operations non-IFRS operating profit increased sequentially in the fourth quarter 2014 primarily due to an increase in non-IFRS operating profit for Nokia Networks and, to a lesser extent, an increase in HERE non-IFRS operating profit, partially offset by a decrease in Nokia Technologies.

Nokia’s non-IFRS other income and expenses was an expense of EUR 2 million in the fourth quarter 2014, compared to an expense of EUR 52 million in the fourth quarter 2013 and an expense of EUR 16 million in the third quarter 2014. On a year-on-year and sequential basis, Nokia’s continuing operations non-IFRS other expenses decreased primarily due to lower other expenses in Nokia Networks.

Operating profit

Nokia’s continuing operations operating profit increased on a year-on-year basis primarily due to an increase in operating profit for Nokia Networks, partially offset by a decrease in HERE operating profit.

Sequentially, Nokia’s continuing operations operating profit increased primarily due to the absence of the EUR 1.2 billion goodwill impairment charge related to HERE, which was recorded in the third quarter 2014. Excluding the impairment charge, continuing operations operating profit increased on a sequential basis primarily due to an increase in operating profit for Nokia Networks, partially offset by a decrease in operating profit in Nokia Technologies.

Nokia’s continuing operations other income and expenses was an expense of EUR 38 million in the fourth quarter 2014, compared to an expense of EUR 154 million in the fourth quarter 2013 and an expense of EUR 48 million in the third quarter 2014. On a year-on-year basis, the decrease in other expenses was primarily due to lower restructuring charges in Nokia Networks, partially offset by higher charges related to the cost reduction program in HERE. On a sequential basis, the decrease in continuing operations other expenses was primarily due to lower other expenses in Nokia Networks, partially offset by higher charges related to the cost reduction program in HERE.

Financial income and expenses

In the fourth quarter 2014, Nokia’s continuing operations financial income and expenses was a net expense of EUR 39 million, compared to a net expense of EUR 50 million in the fourth quarter 2013 and a net expense of EUR 22 million in the third quarter 2014. On a year-on-year basis, the decrease in net expense was mainly due to lower interest expenses. On a sequential basis, the increase in net expense was primarily due to foreign exchange-related losses.

Cash and cash flow

The following table sets forth the financial position of Nokia’s continuing operations at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA’S CONTINUING OPERATIONS FINANCIAL POSITION

EUR million	Q4/2014	Q4/2013	YoY Change	Q3/2014	QoQ Change
Total cash and other liquid assets	7 715	8 971	-14%	7 639	1%
Net cash and other liquid assets(1)	5 023	2 309	118%	5 025	0%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

In the fourth quarter 2014, Nokia’s total cash and other liquid assets increased by EUR 76 million and Nokia’s net cash and other liquid assets decreased by EUR 2 million, compared to the third quarter 2014. On a sequential basis cash inflows from operating activities were offset by cash outflows from financing activities.

In the fourth quarter 2014, Nokia’s net cash from operations was EUR 224 million. Nokia’s adjusted net profit before changes in net working capital was EUR 609 million in the fourth quarter 2014, primarily driven by the strong performance at Nokia Networks.

Nokia’s continuing operations had approximately EUR 60 million of restructuring-related cash outflows in the fourth quarter 2014. Excluding this, Nokia’s continuing operations net working capital was relatively stable as the negative cash impact from increases in receivables was offset by the positive impacts from increases in payables and decreases in inventories. In addition, Nokia’s continuing operations had cash outflows of approximately EUR 40 million related to net financial income and expenses, approximately EUR 100 million primarily related to foreign exchange hedging outflows and approximately EUR 100 million related to taxes.

Additionally, Nokia had cash outflows related to net working capital and taxes from discontinuing operations totaling approximately EUR 80 million in the fourth quarter 2014.

In the fourth quarter 2014, cash outflows from investing activities impacted net cash and other liquid assets primarily related to approximately EUR 90 million of capital expenditures. Additionally, Nokia’s discontinued operations had net cash inflows of approximately EUR 140 million related to the proceeds from the sale of substantially all of Nokia’s Devices & Services business to Microsoft.

In the fourth quarter 2014, cash outflows from financing activities primarily related to the share repurchases, which totaled approximately EUR 210 million during the quarter. Nokia also acquired subsidiary shares from a non-controlling interest holder and paid dividends to non-controlling interest holders during the fourth quarter totaling approximately EUR 50 million.

Foreign exchange rates had an approximately EUR 20 million negative impact on the translation of gross cash and approximately EUR 50 million negative impact on net cash.

NOKIA NETWORKS

The following table sets forth a summary of the results for Nokia Networks and its reportable segments, Mobile Broadband and Global Services, for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA NETWORKS RESULTS SUMMARY

EUR million	Q4/2014	Q4/2013	YoY Change	Q3/2014	QoQ Change
Net sales	3 365	3 105	8%	2 940	14%
Mobile Broadband net sales	1 760	1 562	13%	1 672	5%
Global Services net sales	1 579	1 540	3%	1 268	25%
Non-IFRS gross margin (%)	38.2%	37.6%		39.1%
Non-IFRS operating expenses	-822	-770	7%	-742	11%
Research and development expenses	-487	-452	8%	-440	11%
Non-IFRS operating profit	470	349	35%	397	18%
Mobile Broadband non-IFRS operating profit	220	119	85%	254	-13%
Global Services non-IFRS operating profit	230	234	-2%	143	61%
Non-IFRS operating margin (%)	14.0%	11.2%		13.5%
Mobile Broadband non-IFRS operating margin (%)	12.5%	7.6%		15.2%
Global Services non-IFRS operating margin (%)	14.6%	15.2%		11.3%

Net sales

The following table sets forth Nokia Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q4/2014	Q4/2013	YoY Change	Q3/2014	QoQ Change
Europe	865	834	4%	767	13%
Middle East & Africa	350	337	4%	281	25%
Greater China	413	424	-3%	384	8%
Asia Pacific	915	907	1%	785	17%
North America	514	263	95%	457	12%
Latin America	308	340	-9%	265	16%
Total	3 365	3 105	8%	2 940	14%

The year-on-year increase of 8% in Nokia Networks net sales in the fourth quarter 2014 was primarily due to an increase in net sales in Mobile Broadband and to a lesser extent in Global Services and non-recurring IPR income. At constant currency, Nokia Networks net sales would have increased 8% year-on-year.

Mobile Broadband net sales increased 13% year-on-year in the fourth quarter 2014, benefiting from strong net sales growth in overall core networking technologies and modest growth in overall radio technologies. Within radio technologies, strong year-on-year growth in LTE was partially offset by a decline in mature radio technologies.

The year-on-year increase of 3% in Global Services net sales in the fourth quarter 2014 was primarily driven by growth in the systems integration business line, partially offset by a decline in the care business line.

On a regional basis, compared to the fourth quarter 2013, Nokia Networks net sales in North America increased 95% primarily due to LTE network deployments at major customers. In Europe, net sales increased 4% primarily due to higher network deployments in Southern and Eastern Europe. In Middle East and Africa, net sales increased 4% primarily due to higher network deployments. In Asia Pacific, net sales increased 1% primarily due to higher network deployments in Vietnam, Myanmar and India, partially offset by lower network deployments in Japan. In Greater China, net sales decreased 3% primarily driven by lower TD-LTE network deployments. In Latin America, net sales decreased 9% primarily due to lower managed services activity in Brazil partially offset by higher network deployments in Colombia.

The sequential increase of 14% in Nokia Networks net sales in the fourth quarter 2014 was primarily due to an increase in net sales in Global Services and to a lesser extent in Mobile Broadband and non-recurring IPR income.

At constant currency, Nokia Networks net sales would have increased 11% sequentially.

Global Services net sales increased 25% sequentially in the fourth quarter 2014 due to an increase in all service categories, with particularly strong growth in the network implementation and systems integration business lines. In addition, Global Services net sales in the fourth quarter 2014 benefitted from industry seasonality.

Mobile Broadband net sales increased 5% sequentially in the fourth quarter 2014 primarily due to higher net sales of core networking technologies, as well as industry seasonality. This was partially offset by a sequential decrease in net sales of radio technologies, following elevated levels of LTE net sales in the third quarter 2014.

On a regional basis, compared to the third quarter 2014, Nokia Networks net sales in Asia Pacific increased 17% primarily due to higher network deployments in Indonesia, Vietnam, Japan and Myanmar, partially offset by lower network deployments in India. In Europe, net sales increased 13% primarily due to higher network deployments. In Middle East and Africa, net sales increased 25% primarily due to higher network deployments in Middle East. In North America, net sales increased 12% primarily due to higher services net sales partially offset by lower network deployments following elevated levels of Mobile Broadband net sales in the third quarter 2014. In Latin America, net sales increased 16% primarily due to higher network deployments in Colombia. In Greater China, net sales increased 8% primarily due to higher TD-LTE network deployments.

In the fourth quarter 2014, Mobile Broadband represented 52% of Nokia Networks net sales, compared to 50% in the fourth quarter 2013 and 57% in the third quarter 2014. In the fourth quarter 2014, Global Services represented 47% of Nokia Networks net sales, compared to 50% in the fourth quarter 2013 and 43% in the third quarter 2014. The sequentially higher proportion of Global Services net sales in the fourth quarter 2014 is consistent with the outlook we provided in our third quarter 2014 interim report.

Non-IFRS Gross margin

On a year-on-year basis, Nokia Networks non-IFRS gross margin in the fourth quarter 2014 increased primarily due to an increase in non-IFRS gross margin for Mobile Broadband, as well as a higher proportion of Mobile Broadband in the overall sales mix, partially offset by a decline in the non-IFRS gross margin of Global Services. In addition, Nokia Networks non-IFRS gross margin benefitted from approximately EUR 25 million of non-recurring IPR income.

The year-on-year increase in non-IFRS gross margin in Mobile Broadband in the fourth quarter 2014 was primarily due to a higher proportion of core networking technologies in the sales mix, partially offset by a lower gross margin in radio technologies. In addition, Mobile Broadband non-IFRS gross margin in the fourth quarter 2014 benefitted from the absence of costs incurred in anticipation of a technology shift to TD-LTE related to major projects in China, which adversely affected the non-IFRS gross margin of Mobile Broadband in the fourth quarter 2013.

The year-on-year decrease in Global Services non-IFRS gross margin in the fourth quarter 2014 was primarily due to lower gross margin in network planning and optimization, network implementation and care business lines, partially offset by a higher proportion of systems integration in the sales mix, as well as margin improvement in the systems integration business line.

On a sequential basis, the decrease in Nokia Networks non-IFRS gross margin in the fourth quarter 2014 was primarily due to a higher proportion of Global Services in the overall sales mix, as well as a decrease in non-IFRS gross margin in Mobile Broadband, partially offset by non-recurring IPR income, as well as a higher non-IFRS gross margin in Global Services.

The sequential decrease in non-IFRS gross margin in Mobile Broadband in the fourth quarter 2014 was primarily due to lower gross margin in radio technologies, partially offset by a higher proportion of core networking technologies in the sales mix.

The sequential increase in non-IFRS gross margin in Global Services in the fourth quarter 2014 was primarily due to improved margin in the systems integration business line.

Non-IFRS Operating expenses

Nokia Networks non-IFRS research and development expenses increased 8% year-on-year in the fourth quarter 2014, primarily due to headcount increases mainly related to increased in-house activities, partially offset by lower subcontracting costs. Nokia Networks continues to invest in targeted growth areas, most notably LTE, small cells and telco cloud, while reducing investments in mature technologies. On a sequential basis, non-IFRS research and development expenses increased 11% primarily due to headcount increases mainly related to increased in-house activities, partially offset by lower subcontracting costs.

On a year-on-year basis, Nokia Networks non-IFRS selling, general and administrative expenses increased 6% in the fourth quarter 2014 primarily due to headcount increases related to an increased focus on growth. On a sequential basis, Nokia Networks non-IFRS selling, general and administrative expenses in the fourth quarter 2014 increased 11% primarily due to costs associated with information technology and finance related projects, as well as headcount increases.

Non-IFRS Operating profit

The year-on-year increase in Nokia Networks non-IFRS operating profit in the fourth quarter 2014 was primarily due to higher non-IFRS operating profit in Mobile Broadband, partially offset by the slightly lower non-IFRS operating profit in Global Services. On a year-on-year basis, the increase in Mobile Broadband non-IFRS operating profit was primarily due to higher non-IFRS gross profit, partially offset by an increase in non-IFRS operating expenses. The slightly lower non-IFRS operating profit in Global Services was primarily due to lower non-IFRS gross profit.

The sequential increase in Nokia Networks non-IFRS operating profit in the fourth quarter 2014 was primarily due to higher non-IFRS operating profit in Global Services, partially offset by lower non-IFRS operating profit in Mobile Broadband. The increase in Global Services non-IFRS operating profit on a sequential basis was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses. The decrease in Mobile Broadband non-IFRS operating profit was primarily due to higher non-IFRS operating expenses, partially offset by slightly higher non-IFRS gross profit.

Nokia Networks non-IFRS other income and expenses was an income of EUR 6 million in the fourth quarter 2014, compared to an expense of EUR 50 million in the fourth quarter 2013 and an expense of EUR 12 million in the third quarter 2014. On a year-on-year basis, the change in Nokia Networks non-IFRS other income and expenses was primarily due to the reversal of a tax provision and the absence of provisions related to litigation, a VAT receivable, doubtful accounts, and asset retirements which affected fourth quarter 2013. On a sequential basis, the change in Nokia Networks non-IFRS other income and expenses was primarily due to the reversal of a tax provision and the absence of other indirect tax expenses which negatively affected the previous quarter.

Global Restructuring Program (announced in November 2011)

During the fourth quarter 2014, restructuring related charges were approximately EUR 6 million and the related cash outflows were approximately EUR 50 million. At December 31, 2014, since the commencement of the global restructuring program, cumulative restructuring charges amounted to approximately EUR 1 900 million and cumulative related cash outflows amounted to approximately EUR 1 550 million. We estimate total restructuring related charges and related cash outflows to be approximately EUR 1 950 million and EUR 1 750 million, respectively. Changes in estimates of timing or amount of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is being completed.

At the end of 2014, Nokia Networks had approximately 54 600 employees, an increase of approximately 6 000 employees compared to the end of 2013, and an increase of approximately 2 600 employees compared to the end of the third quarter 2014.

HERE

The following table sets forth a summary of the results for HERE for the periods indicated, as well as the year-on-year and sequential growth rates.

HERE RESULTS SUMMARY

EUR million	Q4/2014	Q4/2013	YoY Change	Q3/2014	QoQ Change
Net sales	292	255	15%	236	24%
Non-IFRS gross margin (%)	76.0%	75.7%		75.1%
Non-IFRS operating expenses	-202	-167	21%	-179	13%
Research and development expenses	-148	-120	23%	-137	8%
Non-IFRS operating profit	20	25	-20%	0
Non-IFRS operating margin (%)	6.8%	9.8%		0.0%

Net sales

In the fourth quarter 2014, HERE net sales increased 15% year-on-year, primarily due to higher sales to vehicle customers and, to a lesser extent, from Microsoft becoming a more significant licensee of HERE’s services, as well as higher sales to enterprise customers. The increase was partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business and lower sales to personal navigation device (PND) customers consistent with declines in the PND market. At constant currency, HERE overall net sales would have increased 12% year-on-year.

In the fourth quarter 2014, HERE net sales increased 24% sequentially, primarily due to higher sales to vehicle customers and, to a lesser extent, higher seasonal sales to PND and enterprise customers, partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business. At constant currency, HERE overall net sales would have increased 21% sequentially.

In the fourth quarter 2014, HERE had sales of new vehicle licenses of 3.9 million units, compared to 3.2 million units in the fourth quarter 2013 and 3.2 million units in the third quarter 2014. On both a year-on-year and sequential basis, unit sales to vehicle customers increased primarily due to higher vehicle sales and higher consumer uptake of in-vehicle navigation.

Sales to vehicle customers represented well over 50% of HERE net sales in the fourth quarter 2014, as well as in the fourth quarter 2013 and the third quarter 2014.

Non-IFRS Gross margin

On a year-on-year and sequential basis, HERE non-IFRS gross margin in the fourth quarter 2014 was relatively stable.

Non-IFRS Operating expenses

On a year-on- year basis, HERE non-IFRS research and development expenses increased 23% in the fourth quarter 2014, primarily due to higher investments in targeted growth areas, including higher research and development expenses related to our acquisition of Medio, which was completed on July 2, 2014, as well as higher costs related to incentive accruals. On a sequential basis, HERE non-IFRS research and development expenses increased 8% in the fourth quarter 2014, primarily due to higher investments in targeted growth areas and higher cost related to incentive accruals.

HERE non-IFRS selling, general, and administrative expenses increased 13% in the fourth quarter 2014 on a year-on-year basis, primarily due to higher business support costs and higher cost related to incentive accruals. On a sequential basis, HERE non-IFRS selling, general, and administrative expenses increased 29% in the third quarter 2014, primarily due to higher seasonal marketing expenses, higher business support costs and higher cost related to incentive accruals.

Non-IFRS Operating profit

The year-on-year decrease in HERE non-IFRS operating profit in the fourth quarter 2014 was primarily due to higher non-IFRS operating expenses, partially offset by higher non-IFRS gross profit.

The sequential increase in HERE non-IFRS operating profit in the fourth quarter 2014 was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses.

HERE non-IFRS other income and expenses was approximately zero in the fourth quarter 2014, compared to approximately zero in the fourth quarter 2013 and an income of EUR 1 million in the third quarter 2014.

Global Cost Reduction Program

As previously disclosed, in the third quarter 2014, Nokia announced the sharpening of the HERE strategy and an adjustment to the related long-range plan. As part of its decision to curtail investments in certain higher risk longer-term growth opportunities, HERE initiated a cost reduction program during the fourth quarter 2014. HERE’s progress on reducing costs has resulted in greater visibility to the level of efficiencies that we believe are achievable, and contributed to HERE’s new 2015 non-IFRS operating margin outlook, which we raised to 7% to 12% from the previous range of 5% to 10%. Related to this program, HERE recorded charges of approximately EUR 30 million and had related cash outflows of approximately EUR 12 million in the fourth quarter 2014. In total, we estimate the cumulative charges will amount to approximately EUR 30 million and related cash outflows will amount to approximately EUR 24 million. Changes in estimates regarding the timing or amount of costs to be incurred and associated cash flows may become necessary as the program is being completed. HERE continues to focus investments in priority growth areas, particularly in the automotive and enterprise industries.

NOKIA TECHNOLOGIES

The following table sets forth a summary of the results for Nokia Technologies, for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA TECHNOLOGIES RESULTS SUMMARY

EUR million	Q4/2014	Q4/2013	YoY Change	Q3/2014	QoQ Change
Net sales	149	121	23%	152	-2%
Non-IFRS gross margin (%)	98.7%	98.3%		98.7%
Non-IFRS operating expenses	-69	-37	86%	-54	28%
Research and development expenses	-45	-27	67%	-37	22%
Non-IFRS operating profit	77	81	-5%	98	-21%
Non-IFRS operating margin (%)	51.7%	66.9%		64.5%

Net sales

The year-on-year increase in Nokia Technologies net sales in the fourth quarter 2014 was primarily due to Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of Nokia’s Devices & Services business to Microsoft and higher intellectual property licensing income from certain licensees. These increases were partially offset by declines in licensing income from certain other licensees that experienced lower levels of business activity.

The slight sequential decrease in Nokia Technologies net sales in the fourth quarter 2014 was primarily due to lower licensing income from a licensee that experienced lower levels of business activity.

Non-IFRS Gross margin

On a year-on-year and sequential basis, Nokia Technologies non-IFRS gross margin was stable in the fourth quarter 2014.

Non-IFRS Operating expenses

Nokia Technologies non-IFRS research and development expenses in the fourth quarter 2014 increased 67% on a year-on-year basis and 22% sequentially. On a year-on-year basis, the increase was primarily due to investments in business activities, which target new and significant long-term growth opportunities, as well as higher cost related to incentive accruals. The sequential increase was primarily due to investments in business activities, which target new and significant long-term growth opportunities, including seasonally higher costs related to patent filings.

Nokia Technologies non-IFRS selling, general and administrative expenses in the fourth quarter 2014 increased 140% year-on-year and 41% sequentially, primarily due to increased activities related to anticipated and ongoing patent licensing cases, as well as higher business support costs and non-recurring consultancy costs. In addition, higher cost related to incentive accruals in the fourth quarter 2014 also contributed to the increase in non-IFRS selling, general and administrative expenses on a year-on-year basis.

Non-IFRS Operating profit

The year-on-year decrease in Nokia Technologies non-IFRS operating profit in the fourth quarter 2014 was primarily due to higher non-IFRS operating expenses, partially offset by higher non-IFRS gross profit.

The sequential decrease in Nokia Technologies non-IFRS operating profit in the fourth quarter 2014 was primarily due to higher non-IFRS operating expenses and, to a lesser extent, lower non-IFRS gross profit.

Nokia Technologies non-IFRS other income and expenses was an expense of EUR 1 million in the fourth quarter 2014, compared to approximately zero in the fourth quarter 2013 and an income of EUR 2 million in the third quarter 2014.

DISCONTINUED OPERATIONS

Discontinued operations profit of EUR 117 million in the fourth quarter 2014 was mainly driven by the recognition of a tax benefit related to the utilization of unrecognized tax attributes created in conjunction with the sale of the Devices & Services business to Microsoft. This was partially offset by the recording of an impairment charge during the fourth quarter 2014 of approximately EUR 50 million related to the minority shareholding Nokia retained in luxury mobile phone producer Vertu. The majority of our ownership in Vertu was divested by the former Devices & Services business in October 2012.

FOURTH QUARTER 2014 OPERATING HIGHLIGHTS

Operating highlights for previous quarters are available in the respective interim reports and for the full year 2014 later in this report.

NOKIA Q4 2014 OPERATING HIGHLIGHTS

•                  Nokia announced the appointment of Sean Fernback as President of HERE and as a member of the Nokia Group Leadership team, effective November 1, 2014. Mr. Fernback had been serving as Senior Vice President at HERE and leading HERE’s work with leading consumer electronics and Internet companies.

•                  Nokia organized its Capital Markets Day event in London, UK on November 14, 2014 where the company shared its updated vision, strategic priorities and long-term financial targets.

NOKIA NETWORKS Q4 2014 OPERATING HIGHLIGHTS

•                  Nokia Networks’ deal momentum in mobile broadband and services continued. Nokia Networks and China Mobile, the world’s biggest mobile operator, signed an agreement on the second phase of the rollout of China Mobile’s 4G network in 2014 and 2015.

•                  Sonera, one of the leading mobile operators in Finland, launched its commercial LTE-Advanced (LTE-A) network and introduced 300 Mbps download data speeds through Nokia Networks’ LTE-Advanced carrier aggregation solution, and Nokia Networks helped Ooredoo Qatar launch the country’s first commercial LTE-A deployment with carrier aggregation.

•                  The operator du in the United Arab Emirates successfully achieved Voice over LTE (VoLTE) functionality in its live network, and Nokia Networks was selected by Telenor Denmark to supply and implement its Voice over LTE solution.

•                  At the end of 2014, Nokia Networks had 162 commercial LTE contracts and was a key LTE radio supplier to 15 of the world’s top 20 LTE operators.

•                  Nokia Networks won two 3G networks and related services contracts in India. Tata DOCOMO modernized its 3G network based on Nokia Networks’ Single RAN (radio access network) products and services; and Bharti Airtel granted Nokia Networks a contract for enhancing the operator’s 3G network.

•                  Nokia Networks continued to show leadership in 4G radio technology and jointly conducted successful tests of Centralized RAN with Elisa in Finland. Running on the operator’s live LTE network, the solution delivered data uploads to the Internet more than two and a half times faster, while cutting smartphone power consumption by one third, compared to the usual in a similarly dense environment.

•                  At the ITU Telecom World 2014, Nokia Networks, Ooredoo Qatar and China Mobile showcased a record-breaking speed of 4.1 Gbps over TDD-FDD LTE. Supported by the GTI (Global TD-LTE Initiative), the speed was achieved by combining TDD and FDD-LTE spectrums and aggregating 10 carriers with 200 MHz bandwidth.

•                  Nokia Networks conducted the first live network trial of a software feature that improves smartphone performance on 3G networks. Nokia High Speed Cell FACH (Forward Access Channel) achieves up to 20% faster browsing and is able to achieve up to 40% power savings, contributing to longer smartphone battery life for subscribers.

•                  StarHub made a trial implementation of Nokia’s Liquid Applications solution at its 4G mobile base stations within the Indoor Stadium at Singapore Sports Hub, bringing ‘live’ sports action closer to spectators.

•                  Nokia Networks and Mobily (Etihad Etisalat Company) of Saudi Arabia renewed their managed services contract for five additional years. Nokia Networks will additionally expand the operator’s 2G, 3G, and 4G broadband networks.

•                  Nokia Networks opened its mobile broadband security center in Berlin, Germany. The Center is a hub of leading expertise focused on ensuring robust telco security. Equipped with its own fully-operational LTE test network, the Center provides a platform for cooperating with mobile network operators, partners, governments and academic institutes to develop and share network security know-how and expertise, and to help operators fight the growing security threats to their networks.

•                  Nokia Networks and HP announced their collaboration on a joint telco cloud solution compliant with ETSI NFV principles. The companies plan to extend their existing partnership to provide telco operators with an integrated solution. The cooperation extends beyond hardware and software to encompass the technical, services and commercial capabilities needed to deliver, maintain and operate a telco cloud.

•                  Nokia Networks signed a partnership agreement with Flash Networks to include Flash Networks’ Harmony (TM) Gateway as part of its Mobile Broadband core networking technologies. The solution enables operators to optimize video and web traffic for an improved user experience, including faster web browsing and downloads, smoother video viewing, and content control services.

•                  Nokia Networks collaborated with other equipment vendors and operators to create a new European Telecommunications Standards Institute (ETSI) Industry Specification Group (ISG) for Mobile Edge Computing (MEC). The initiative will focus on open architecture and application programming interfaces (APIs) for value creation in mobile multi-vendor environments for a range of computing platforms, including Nokia Liquid Applications.

•                  Shortly after the end of 2014, Nokia Networks completed the acquisition of Panasonic’s wireless network business. The acquisition was first announced in July 2014.

HERE Q4 2014 OPERATING HIGHLIGHTS

•                  HERE announced an agreement with Baidu, the leading Chinese language Internet search provider, to power its new desktop and mobile map services outside of China.

•                  HERE launched Predictive Traffic, a new traffic forecasting product that can anticipate future traffic conditions in real-time.

•                  HERE announced that it signed an original equipment manufacturing (OEM) agreement with SAP. As part of the agreement, SAP is bundling base maps and content from HERE into the SAP HANA® platform. SAP HANA customers will be able to access this geo-content to develop and deploy geo-spatial applications leveraging the native in-memory, spatial-processing capabilities of SAP HANA.

•                  HERE received the BMW Supplier Innovation Award from BMW Group for its work in the area of connected driving. This coveted award is based on HERE’s expertise and innovation in the automatic delivery of map updates directly to the car over cellular networks.

•                  At the 2014 Paris Motor Show, HERE announced that it was in more than 50 of an estimated 62 new car models being presented at the show, further demonstrating that it is the benchmark automotive grade map.

•                  HERE made its Android beta app available for all compatible Android smartphones and made it available for download through Google Play.

•                  HERE introduced a new and faster version of here.com with new features such as a category search, a traffic view focused on routes and additional rich content for places.

•                  HERE extended its voice-guided navigation offering to 18 more countries and territories, bringing the total number of freely navigable countries to 118.

NOKIA TECHNOLOGIES Q4 2014 OPERATING HIGHLIGHTS

•                  Nokia announced the launch of the N1, the first Nokia-branded Android tablet and the company’s first brand-licensed consumer device following the sale of substantially all of its Devices & Services business to Microsoft in April 2014. Shortly after the end of 2014, Nokia’s original equipment manufacturer (OEM) partner began selling the Nokia N1 in the first quarter 2015 in China, with other markets to follow.

•                  The H.265 (HEVC — High Efficiency Video Coding) video coding technology standard Version 2 was finalized in ISO/IEC and ITU-T, including the range, multiview and scalable video codec extensions. 3GPP Release 12 now includes support for H.265, providing a solution for highly efficient delivery of download, streaming and conversational video services. Nokia has contributed significantly to the development of the H.265 standard.

TABLE 11

CONSOLIDATED INCOME STATEMENTS, Reported, EUR million

(unaudited)

	Reported	Reported	Reported	Reported
	10-12/2014	10-12/2013	1-12/2014	1-12/2013
Net sales	3 802	3 476	12 732	12 708
Cost of sales	-2 147	-1 998	-7 094	-7 363

Gross profit	1 654	1 478	5 638	5 345
Research and development expenses	-698	-620	-2 493	-2 619
Selling, general and administrative expenses	-465	-430	-1 634	-1 671
Impairment of goodwill	0	0	-1 209	0
Other income	27	42	136	272
Other expenses	-65	-197	-268	-809

Operating profit	454	274	170	518
Share of results of associated companies	-3	6	-12	4
Financial income and expenses	-39	-50	-396	-280

Profit/loss before tax	412	230	-237	243
Tax	-84	-47	1 408	-202

Profit from continuing operations	327	183	1 171	41

Profit from continuing operations attributable to equity holders of the parent	326	181	1 163	186
Profit/loss from continuing operations attributable to non-controlling interests	1	3	8	-145

Profit/loss from discontinued operations	117	-201	2 305	-780

Profit/loss from discontinued operations attributable to equity holders of the parent	117	-206	2 299	-801
Profit from discontinued operations attributable to non-controlling interests	0	5	6	21

Profit/loss	445	-18	3 476	-739

Profit/loss attributable to equity holders of the parent	443	-26	3 462	-615
Profit/loss attributable to non-controlling interests	1	7	14	-124
Profit/loss	445	-18	3 476	-739

Earnings per share, EUR
(for profit/loss attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0.09	0.05	0.31	0.05
From discontinued operations	0.03	-0.06	0.62	-0.22
From the profit	0.12	-0.01	0.94	-0.17
Diluted earnings per share
From continuing operations	0.08	0.05	0.30	0.05
From discontinued operations	0.03	-0.06	0.56	-0.22
From the profit	0.11	-0.01	0.85	-0.17

Average number of shares (1 000 shares)
Basic
From continuing operations	3 667 023	3 712 421	3 698 723	3 712 079
From discontinued operations	3 667 023	3 712 421	3 698 723	3 712 079
From the profit	3 667 023	3 712 421	3 698 723	3 712 079
Diluted
From continuing operations	3 986 613	4 396 223	4 131 602	3 733 364
From discontinued operations	3 986 613	3 712 421	4 131 602	3 712 079
From the profit	3 986 613	3 712 421	4 131 602	3 712 079

Interest expense, net of tax, on convertible bonds, where dilutive	-12	-23	-60	—

From continuing operations:
Depreciation and amortization	-80	-77	-297	-560

Share-based compensation expense	17	12	62	42

TABLE 12

CONSOLIDATED INCOME STATEMENTS, Non-IFRS, EUR million

(unaudited)

	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
	10-12/2014	10-12/2013	1-12/2014	1-12/2013
Net sales	3 802	3 477	12 733	12 709
Cost of sales	-2 147	-1 998	-7 088	-7 363

Gross profit	1 655	1 478	5 645	5 346
Research and development expenses	-680	-598	-2 436	-2 416
Selling, general and administrative expenses	-449	-419	-1 560	-1 578
Other income	30	38	123	267
Other expenses	-32	-90	-139	-182

Operating profit	524	409	1 632	1 437
Share of results of associated companies	-3	6	-12	4
Financial income and expenses	-39	-50	-216	-280

Profit before tax	481	365	1 404	1 161
Tax	-125	-48	-309	-282

Profit from continuing operations	356	317	1 095	879

Profit from continuing operations attributable to equity holders of the parent	355	314	1 087	762
Profit from continuing operations attributable to non-controlling interests	1	3	8	117

Loss from discontinued operations	0	-194	-426	-665

Loss from discontinued operations attributable to equity holders of the parent	0	-199	-432	-686
Profit from discontinued operations attributable to non-controlling interests	0	5	6	21

Profit	356	123	670	214

Profit attributable to equity holders of the parent	355	116	655	76
Profit attributable to non-controlling interests	1	7	14	138
Profit	356	123	670	214

Earnings per share, EUR (for profit/loss attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0.10	0.08	0.29	0.21
From discontinued operations	0.00	-0.05	-0.12	-0.19
From the profit	0.10	0.03	0.18	0.02
Diluted earnings per share
From continuing operations	0.09	0.08	0.28	0.20
From discontinued operations	0.00	-0.05	-0.12	-0.19
From the profit	0.09	0.03	0.17	0.02

Average number of shares (1 000 shares)
Basic
From continuing operations	3 667 023	3 712 421	3 698 723	3 712 079
From discontinued operations	3 667 023	3 712 421	3 698 723	3 712 079
From the profit	3 667 023	3 712 421	3 698 723	3 712 079
Diluted
From continuing operations	3 986 613	4 396 223	4 131 602	4 121 207
From discontinued operations	3 986 613	3 712 421	3 698 723	3 712 079
From the profit	3 986 613	3 741 555	4 131 602	3 733 364

Interest expense, net of tax, on convertible bonds, where dilutive	-12	-23	-60	-53

From continuing operations:
Depreciation and amortization	-63	-63	-222	-280

Share-based compensation expense	17	12	62	42

TABLE 13

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, Reported, EUR million

(unaudited)

	Reported	Reported	Reported	Reported
	10-12/2014	10-12/2013	1-12/2014	1-12/2013

Profit/Loss	445	-18	3 476	-739

Other comprehensive income/expense
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pensions	-86	22	-275	83
Income tax related to items that will not be reclassified to the income statement	39	0	96	0
Items that may be reclassified subsequently to profit or loss
Translation differences	189	-226	820	-496
Net investment hedges	-56	40	-167	114
Cash flow hedges	23	-32	-30	3
Available-for-sale investments	40	-6	106	49
Other increase/decrease, net	0	3	39	5
Income tax related to items that may be reclassified subsequently to profit or loss	6	-1	16	-2

Other comprehensive income/expense, net of tax	155	-200	606	-244

Total comprehensive income/expense	600	-218	4 082	-983

Total comprehensive income/expense attributable to
equity holders of the parent	594	-221	4 061	-863
non-controlling interests	6	3	21	-120
	600	-218	4 082	-983

Total comprehensive income/expense attributable to equity holders of the parent arises from:
Continuing operations	474	59	1 563	34
Discontinued operations	120	-280	2 498	-897
	594	-221	4 061	-863

TABLE 14

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP, Continuing operations

	Non- IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	10-12/2014	10-12/2014	10-12/2014	10-12/2013	10-12/2013	10-12/2013

Net sales(1)	3 802		3 802	3 477	-1	3 476
Cost of sales	-2 147		-2 147	-1 998		-1 998

Gross profit(1)	1 655	-1	1 654	1 478		1 478
% of net sales	43.5		43.5	42.5		42.5

Research and development expenses(2)	-680	-18	-698	-598	-22	-620
% of net sales	17.9		18.4	17.2		17.8

Selling, general and administrative expenses(3)	-449	-16	-465	-419	-11	-430
% of net sales	11.8		12.2	12.1		12.4

Other income and expenses(4)	-2	-36	-38	-52	-102	-154

Operating profit	524	-70	454	409	-135	274
% of net sales	13.8		11.9	11.8		7.9

Share of results of associated companies	-3		-3	6		6
Financial income and expenses	-39		-39	-50		-50

Profit before tax	481	-69	412	365	-135	230
Tax(5)	-125	41	-84	-48	1	-47

Profit from continuing operations	356	-29	327	317	-134	183

Profit attributable to equity holders of the parent	355	-29	326	314	-133	181
Profit attributable to non-controlling interests	1		1	3		3

Depreciation and amortization	-63	-17	-80	-63	-14	-77
EBITDA	583	-52	531	477	-120	357
Share-based compensation expense	17		17	12		12

(1) Revenue deferrals and related costs of EUR 1 million in Q4/14 and Q4/13

(2) Transaction and other related costs of EUR 9 million related to the sale of substantially all of Devices & Services business to Microsoft and amortization of acquired intangible assets of EUR 9 million in Q4/14. Transaction and other related costs of EUR 15 million related to the sale of substantially all of Devices & Services business to Microsoft and amortization of acquired intangible assets of EUR 6 million in Q4/13.

(3) Amortization of acquired intangible asset of EUR 9 million and transaction and other related costs and transformation costs of EUR 6 million in Q4/14. In Q4/13 amortization of acquired intangible asset of EUR 9 million, reversal of amortization of acquired intangible assets of EUR 1 million and transaction and other related costs of EUR 2 million related to the sale of substantially all of Devices & Services business to Microsoft.

(4) Charges related to the cost reduction program of EUR 30 million and restructuring charges and associated charges of EUR 6 million in Q4/14. In Q4/13 restructuring charges and associated charges of EUR 99 million and transaction and other related costs of EUR 5 million related to the sale of substantially all of Devices & Services business to Microsoft.

(5) Net tax benefit of EUR 41 million consisting of EUR 19 million income statement impact of the special items identified above and EUR 22 million tax special item in Q4/14.

TABLE 15

NOKIA NETWORKS, EUR million

(unaudited)

	Non- IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	10-12/2014	10-12/2014	10-12/2014	10-12/2013	10-12/2013	10-12/2013

Net sales	3 365		3 365	3 105		3 105
Cost of sales	-2 078		-2 078	-1 936		-1 936

Gross profit	1 287		1 287	1 169		1 169
% of net sales	38.2		38.2	37.6		37.6

Research and development expenses(1)	-487	-7	-494	-452	-6	-458
% of net sales	14.5		14.7	14.6		14.8

Selling, general and administrative expenses(2)	-336	-9	-345	-318	-6	-324
% of net sales	10.0		10.3	10.2		10.4

Other income and expenses(3)	6	-6	0	-50	-94	-144

Operating profit	470	-22	448	349	-106	243
% of net sales	14.0		13.3	11.2		7.8

Depreciation and amortization	-44	-16	-60	-47	-11	-58

EBITDA	512	-6	506	398	-94	304

(1) Amortization of acquired intangible assets of EUR 7 million in Q4/14 and EUR 6 million in Q4/13.

(2) Amortization of acquired intangible assets of EUR 9 million in Q4/14 and EUR 6 million in Q4/13.

(3) Restructuring charges and associated charges of EUR 6 million in Q4/14 and 94 million in Q4/13.

TABLE 16

HERE, EUR million

(unaudited)

	Non-IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	10-12/2014	10-12/2014	10-12/2014	10-12/2013	10-12/2013	10-12/2013

Net sales	292		292	255		255
Cost of sales	-70	-1	-71	-62		-62

Gross profit(1)	222	-1	221	193		193
% of net sales	76.0		75.7	75.7		75.7

Research and development expenses(2)	-148	-3	-151	-120		-120
% of net sales	50.7		51.7	47.1		47.1

Selling, general and administrative expenses(3)	-53	-1	-54	-47	-3	-50
% of net sales	18.2		18.5	18.4		19.6

Other income and expenses(4)	0	-30	-30	0	-4	-4

Operating profit/loss	20	-34	-14	25	-7	18
% of net sales	6.8		-4.8	9.8		7.1

Depreciation and amortization	-12	-1	-13	-13	-3	-16

EBITDA	32	-33	-1	38	-3	35

(1) Revenue deferrals and related costs of EUR 1 million in Q4/14.

(2) Transaction and other related costs of EUR 1 million in Q4/14 resulting from the sale of substantially all of Devices & Services business to Microsoft and EUR 2 million of amortization of acquired intangible asset  in Q4/14.

(3) Transaction and other related costs of EUR 1 million in Q4/14. Amortization of acquired intangible asset of EUR 3 million in Q4/13.

(4) Charges related to cost reduction program of EUR 30 million in Q4/14 and restructuring and associated charges of EUR 4 million in Q4/13.

TABLE 17

NOKIA TECHNOLOGIES, EUR million

(unaudited)

	Non- IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	10-12/2014	10-12/2014	10-12/2014	10-12/2013	10-12/2013	10-12/2013

Net sales	149		149	121		121
Cost of sales	-2		-2	-2		-2

Gross profit	147		147	119		119
% of net sales	98.7		98.7	98.3		98.3

Research and development expenses(1)	-45	-9	-54	-27	-15	-42
% of net sales	30.2		36.2	22.3		34.7

Selling, general and administrative expenses(2)	-24		-24	-10	-2	-12
% of net sales	16.1		16.1	8.3		9.9

Other income and expenses	-1		-1	0		0

Operating profit	77	-9	68	81	-16	65
% of net sales	51.7		45.6	66.9		53.7

Depreciation and amortization	-1		-1

EBITDA	78	-8	70	81	-16	65

(1) Transaction and other related costs of EUR 9 million in Q4/14 related to the sale of substantially all of Devices & Services business to Microsoft and EUR 15 million in Q4/13.

(2) Transaction and other related costs of EUR 2 million in Q4/13 related to the sale of substantially all of Devices & Services business to Microsoft.

TABLE 18

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Non- IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	10-12/2014	10-12/2014	10-12/2014	10-12/2013	10-12/2013	10-12/2013

Net sales
Cost of sales				-2		-2

Gross loss				-2		-2

Research and development expenses				1		1

Selling, general and administrative expenses(1)	-36	-5	-41	-44		-44

Other income and expenses(2)	-8		-8	-1	-5	-6

Operating loss	-43	-6	-49	-46	-5	-51

Depreciation and amortization	-6		-6

(1) Transaction related costs and transformation costs of EUR 5 million in Q4/14.

(2) Transaction and other related costs of EUR 5 million in Q4/13.

TABLE 19

SEGMENT INFORMATION AND ELIMINATIONS, Continuing Operations

Fourth quarter 2014, EUR million

(unaudited)

	Mobile Broadband Non-IFRS	Global Services Non- IFRS	Nokia Networks Other Non- IFRS(1)	Nokia Networks Non-IFRS	HERE Non- IFRS	Nokia Technologies Non-IFRS	Corporate Common Non-IFRS	Eliminations	Total Non- IFRS	Exclusions Non-IFRS	Nokia Continuing Operations Reported
	10-12/2014	10-12/2014	10-12/2014	10-12/2014	10-12/2014	10-12/2014	10-12/2014	10-12/2014	10-12/2014	10-12/2014	10-12/2014

Net sales	1 760	1 579	25	3 365	292	149		-4	3 802		3 802

Costs and expenses	-1 542	-1 349	-11	-2 901	-272	-71	-36	3	-3 276	-34	-3 310

Impairment of goodwill

Other income and expenses	2		4	6		-1	-8	1	-2	-36	-38

Operating profit/loss	220	230	18	470	20	77	-43		524	-70	454
% of net sales	12.5	14.6	72.0	14.0	6.8	51.7			13.8		11.9

Depreciation and amortization				-44	-12	-1	-6		-63	-17	-80

Fourth quarter 2013, EUR million

(unaudited)

	Mobile Broadband Non-IFRS	Global Services Non- IFRS	Nokia Networks Other Non- IFRS(1)	Nokia Networks Non-IFRS	HERE Non- IFRS	Nokia Technologies Non-IFRS	Corporate Common Non-IFRS	Eliminations	Total Non- IFRS	Exclusions Non-IFRS	Nokia Continuing Operations Reported
	10-12/2013	10-12/2013	10-12/2013	10-12/2013	10-12/2013	10-12/2013	10-12/2013	10-12/2013	10-12/2013	10-12/2013	10-12/2013

Net sales	1 562	1 540	3	3 105	255	121		-4	3 477	-1	3 476

Costs and expenses	-1 443	-1 306	43	-2 707	-229	-39	-45	5	-3 016	-33	-3 048

Impairment of goodwill											0

Other income and expenses			-50	-50			-1	-1	-52	-102	-154

Operating profit/loss	119	234	-4	349	26	81	-46		409	-136	274
% of net sales	7.6	15.2	-133.3	11.2	9.8	66.9			11.8		7.9

Depreciation and amortization				-47	-13				-63	-14	-77

(1)Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs.

TABLE 21A

NET SALES BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations, EUR million

(unaudited)

	Reported 10-12/2014	YoY Change	Reported 10-12/2013	Reported 1-12/2014	Reported 1-12/2013

Europe	1 129	7%	1 060	3 887	3 939
Middle-East & Africa	366	4%	352	1 100	1 169
Greater China	418	-2%	428	1 410	1 201
Asia-Pacific	939	2%	925	3 364	3 429
North America	627	76%	356	1 919	1 656
Latin America	321	-10%	356	1 053	1 315

Total	3 802	9%	3 476	12 732	12 708

TABLE 21B

PERSONNEL BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations

(unaudited)

	31.12.2014	YoY Change, %	31.12.2013

Europe	23 499	7%	21 978
Middle-East & Africa	2 434	-4%	2 539
Greater China	9 578	22%	7 847
Asia-Pacific	17 351	16%	14 964
North America	5 652	19%	4 764
Latin America	3 142	0%	3 152

Total	61 656	12%	55 244

NOKIA’S CONTINUING OPERATIONS FULL YEAR 2014

The following discussion is of Nokia’s continuing operations reported results for full year 2014. Comparisons are given to full year 2013 results, unless otherwise indicated.

The following table sets forth a summary of the reported results for the periods indicated, as well as the year-on-year growth rates.

NOKIA’S CONTINUING OPERATIONS RESULTS SUMMARY, REPORTED

EUR million	2014	2013	YoY Change
Net sales	12 732	12 708	0%
Gross margin (%)	44.3%	42.1%
Operating expenses	-4 127	-4 290	-4%
Impairment of goodwill	-1 209	0	—
Operating margin (%)	1.3%	4.1%
Financial income and expense, net	-396	-280	41%
Tax	1 408	-202
Profit/Loss	1 171	41	2 756%
Profit/Loss attributable to equity holders of the parent	1 163	186	525%
EPS, EUR basic	0.31	0.05	520%
EPS, EUR diluted	0.30	0.05	500%
Net cash from operating activities	2 330	1 134	105%
Total cash and other liquid assets	7 715	8 971	-14%
Net cash and other liquid assets	5 023	2 309	118%

Net sales

The following table sets forth the year-on-year growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

2014 NET SALES, REPORTED & CONSTANT CURRENCY(1)

YoY Change
Continuing operations net sales — reported	0%
Continuing operations net sales — constant currency (1)	3%
Nokia Networks net sales — reported	-1%
Nokia Networks net sales — constant currency(1)	2%
HERE net sales — reported	6%
HERE net sales — constant currency(1)	6%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s continuing operations net sales were approximately flat in 2014 compared to 2013. At constant currency, Nokia’s continuing operations net sales would have increased 3% year-on-year in 2014.

Net sales in Nokia’s continuing operations in 2014 were approximately flat primarily due to higher net sales in HERE and Nokia Technologies, partially offset by a slight decline in Nokia Networks net sales.

The year-on-year increase in HERE net sales in 2014 was primarily due to higher sales to vehicle customers, as well as Microsoft becoming a more significant licensee of HERE’s services. The year-on-year increase in Nokia Technologies net sales in 2014 was primarily due to higher intellectual property licensing income from certain licensees, including Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of Nokia’s Devices & Services business to Microsoft. The slight year-on-year decrease in Nokia Networks net sales in 2014 was primarily due to a decrease in Global Services net sales, as well as the absence of sales from businesses that were divested and certain customer contracts and countries that were exited in 2013, partially offset by an increase in Mobile Broadband net sales.

Gross margin

Nokia’s continuing operations gross margin in 2014 increased from 42.1% to 44.3% on a year-on-year basis, primarily driven by the increase in gross margin in Nokia Networks, partially offset by a decrease in gross margin in HERE. The year-on-year increase in Nokia Networks gross margin in 2014 was primarily due to a higher proportion of Mobile Broadband in the overall sales mix and an increase in gross margin of Global Services, partially offset by a slight decrease in gross margin for Mobile Broadband. On a year-on-year basis, the decrease in HERE gross margin in 2014 was primarily due to certain ongoing expenses that are now recorded as HERE Cost of Sales, which were previously recorded as Cost of Sales by our former Devices & Services business.

Operating expenses

On a year-on-year basis, Nokia’s continuing operations operating expenses decreased by 4% in 2014. This was primarily due to lower operating expenses at HERE and Nokia Networks, partially offset by higher operating expenses in Group Common Functions and Nokia Technologies

The year-on-year decline in HERE operating expenses was primarily due to the absence of significant purchase price accounting-related items arising from the purchase of NAVTEQ. The year-on-year decline in Nokia Networks operating expenses was primarily due to reduced investments in business activities that are not consistent with Nokia Networks’ focused strategy, as well as increasing operating efficiencies and structural cost savings, partially offset by higher investments in targeted growth areas, most notably LTE, small cells and telco cloud. The year-on-year increase in Group Common Functions operating expenses was primarily due to transaction and other related costs resulting from the sale of substantially all of Nokia’s Devices & Services business to Microsoft. The year-on-year increase in Nokia Technologies operating expenses was primarily due to increased activities related to anticipated and ongoing patent licensing cases, as well as investments in business activities which target new and significant long-term growth opportunities.

Operating profit

Nokia’s continuing operations reported a decline in operating profit from EUR 518 million in 2013 to EUR 170 million in 2014, primarily due to the EUR 1.2 billion goodwill impairment charge related to HERE.

In the third quarter 2014, we conducted an impairment assessment of the goodwill related to our HERE business as a result of an adjustment to the HERE strategy and the related new long-range plan. We concluded that these factors resulted in a triggering event requiring an interim impairment test to assess if events or changes in circumstances indicated that the carrying amount of our goodwill may not be recoverable. As a result of the impairment test, we recorded a charge to operating profit of EUR 1 209 million for the impairment of goodwill. The impairment charge was based on our estimate that the recoverable amount of HERE was EUR 2.0 billion. After the impairment charge, the carrying amount of goodwill for HERE was EUR 2.3 billion.

The impairment charge was the result of an evaluation of the projected financial performance of our HERE business. This took into consideration the clearly slower ramp-up of net sales related to direct to consumer monetization than earlier expected and our plans to curtail our investment in certain higher-risk and longer-term growth opportunities. It also reflected the assessment of risks related to the growth opportunities that we plan to continue pursuing, as well as related terminal value growth assumptions. After consideration of all relevant factors, we reduced the net sales projections for HERE, particularly in the latter years of the valuation which, in turn, reduced projected profitability and cash flows. Additionally, changes in foreign exchange rates had increased the carrying amount of goodwill in euros which in turn increased the amount of the impairment.

Excluding the impairment charge, continuing operations operating profit increased on a year-on-year basis in 2014, primarily due to higher operating profit in Nokia Networks, and to a lesser extent, in HERE and Nokia Technologies. This was partially offset by a decrease in operating profit for Group Common Functions.

Nokia’s continuing operations other income and expenses was an expense of EUR 131 million in 2014, compared to an expense of EUR 537 million in 2013. The year-on-year decrease in other expenses was primarily due lower restructuring and associated charges at Nokia Networks, partially offset by lower other income in Group Common Functions.

Financial income and expenses

In 2014, Nokia’s continuing operations financial income and expenses was a net expense of EUR 396 million, compared to a net expense of EUR 280 million in 2013. The year-on-year increase in continuing operations financial expenses was primarily due to EUR 123 million of one-time expenses related to the redemption of materially all of Nokia Networks’ borrowings and a EUR 57 million accounting charge related to the repayment of EUR 1.5 billion convertible bonds issued to Microsoft in the second quarter 2014. These charges were partially offset by reduced interest expenses during the second half of the year, as well as lower net losses related to foreign exchange.

Taxes

At the end of the third quarter 2014, Nokia recognized a EUR 2.1 billion deferred tax asset from the reassessment of recoverability of tax assets related to Finland and Germany. This resulted in a EUR 2.0 billion non-cash tax benefit reported in tax expenses in the third quarter 2014. Based on recent profitability and latest forecasts, Nokia has been able to re-establish a pattern of sufficient tax profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. A significant portion of Nokia’s Finnish and German deferred tax assets are indefinite in nature and available against future Finnish and German tax liabilities.

In the third quarter 2014, Nokia recognized net EUR 325 million in valuation allowances mainly related to HERE’s Dutch deferred tax assets. During the third quarter 2014, HERE’s Dutch taxable results over the past three years moved from a cumulative profit position to a cumulative loss position. When an entity has a history of recent losses in a taxable jurisdiction, the entity recognizes a deferred tax asset arising from unused losses or tax credits only to the extent the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient tax profit will be available against which the unused tax losses or unused tax credits can be utilized in the future. Favorable evidence of future taxable profits may be assigned lesser weight in assessing the appropriateness of recording a deferred tax asset when there is other unfavorable evidence such as cumulative losses, which are considered strong evidence that future taxable profits may not be available.

Nokia’s continuing operations taxes in 2014 were a tax benefit of EUR 1 408 million, compared to a tax expense of EUR 202 million in 2013. The tax benefit was primarily due to the recognition of deferred tax assets from the reassessment of recoverability of tax assets related to Finland and Germany, partially offset by valuation allowances mainly related to HERE’s Dutch deferred tax assets and other tax expenses.

Net profit

The improvement in Nokia’s continuing operations profit in 2014 compared to 2013 was primarily due to the tax benefit related to the recognition of deferred tax assets and, to a lesser extent, lower restructuring charges and lower operating expenses, partially offset by the goodwill impairment charge related to HERE.

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar, Japanese yen and the Chinese yuan. The magnitude of foreign exchange exposures changes over time as a function of our net sales and costs in different markets, as well as the prevalent currencies used for transactions in those markets.

To mitigate the impact of changes in exchange rates on our results, we hedge material net foreign exchange exposures (net sales less costs in a currency). We hedge forecasted net cash flows typically with up to 12-month hedging horizon. For the majority of these hedges, hedge accounting is applied to reduce income statement volatility.

In 2014, approximately 30% of Nokia’s continuing operations net sales and approximately 35% of Nokia’s continuing operations costs were denominated in euro. In 2014, approximately one-third of Nokia’s continuing operations net sales were denominated in US dollar and approximately 10% each were denominated in Japanese yen, and in Chinese yuan.

During 2014, the US dollar appreciated against the euro and this had a positive impact on our net sales expressed in euros. However, the stronger US dollar also contributed to higher cost of sales and operating expenses, as approximately one-third of our total cost base was in US dollars. In total, before hedging, the appreciation of the US dollar had a small positive effect on our operating profit in 2014.

During 2014, the Japanese yen depreciated against the euro and this had a negative impact on our net sales expressed in euros. However, the weaker Japanese yen also contributed to lower cost of sales and operating expenses, as approximately 5% of Nokia’s continuing operations total costs were denominated in Japanese yen. In total, before hedging, the depreciation of the Japanese yen had a small negative effect on our operating profit in 2014.

During 2014, the Chinese yuan appreciated against the euro and this had a positive impact on our net sales expressed in euros. However, the stronger Chinese yuan also contributed to higher cost of sales and operating expenses, as approximately 10% of Nokia’s continuing operations total costs were denominated in Chinese yuan. In total, before hedging, the appreciation of the Chinese yuan had a small negative effect on our operating profit in 2014.

Cash and cash flow

The following table sets forth the financial position of Nokia’s continuing operations at the end of the periods indicated, as well as the year-on-year growth rates.

NOKIA’S CONTINUING OPERATIONS FINANCIAL POSITION

EUR million	2014	2013	YoY Change
Total cash and other liquid assets	7 715	8 971	-14%
Net cash and other liquid assets(1)	5 023	2 309	118%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

For the full year 2014, Nokia’s total cash and other liquid assets decreased by EUR 1 256 million and Nokia’s net cash and other liquid assets increased by EUR 2 714 million, compared to the end of 2013. The year-on-year decline in Nokia’s total cash and other liquid assets during 2014 was primarily due to cash outflows from financing related to the repayment of the approximately EUR 1 500 million Microsoft convertible bonds in conjunction with the sale of substantially all of the Devices & Services business, the repayment of certain debt facilities totaling EUR 1 750 million during the first quarter 2014, as well as the redemption of approximately EUR 950 million of Nokia Networks debt during the second quarter 2014. Additionally, both total cash and other liquid assets and net cash and other liquid assets were impacted by the drivers listed below.

In 2014, the increase in net cash and other liquid assets was primarily attributable to cash proceeds from the sale of substantially all of Nokia’s Devices & Services business to Microsoft, as well as net cash flow from operating activities. This increase was partially offset by the execution of the capital structure optimization program, which included payment of a dividend and a special dividend, as well as the repurchase of shares. Nokia’s net cash and other liquid assets was also negatively impacted by cash outflows related to acquisitions and capital expenditures.

Nokia’s cash flow from operating activities for 2014 was EUR 1 275 million. Nokia’s adjusted net profit before changes in net working capital was EUR 1 214 million in 2014, primarily driven by the strong performance at Nokia Networks. Nokia’s continuing operations had approximately EUR 320 million of restructuring-related cash outflows in 2014. Excluding this, Nokia’s continuing operations had cash inflows of approximately EUR 1 690 million related to net working capital. The primary driver for this was the EUR 1 650 million cash inflow relating to a 10-year patent license agreement with Microsoft. Excluding this, Nokia’s continuing operations net working capital was relatively stable as the negative cash impacts from increases in receivables and inventories were offset by the positive impacts from increases in payables.

In addition, Nokia’s continuing operations had cash outflows of approximately EUR 290 million related to net financial income and expenses, which included cash outflows related to the early redemption of Nokia Networks’ borrowings, approximately EUR 180 million primarily related to foreign exchange hedging outflows and approximately EUR 330 million related to taxes.

Additionally Nokia’s discontinued operations had cash outflows of approximately EUR 210 million related to net working capital and approximately EUR 300 million related to taxes in 2014.

In 2014, cash inflows from investing activities positively impacted net cash and other liquid assets, primarily driven by the approximately EUR 4 010 million gross proceeds from the sale of substantially all of Nokia’s Devices & Services business to Microsoft, which included the proceeds which were used to repay the Microsoft convertible bonds. Cash inflows from investing activities also benefitted from approximately EUR 40 million from the sale of fixed assets. This was partially offset by cash outflows related to capital expenditure of approximately EUR 310 million and acquisitions of approximately EUR 180 million.

In 2014, cash outflows from financing activities primarily related to the payments of a dividend and a special dividend, as well as the commencement of Nokia’s share repurchasing program. The shareholder distributions totaled approximately EUR 1 800 million in 2014. Nokia also acquired subsidiary shares from a non-controlling interest holder and paid dividends to non-controlling interest holders during 2014 totaling approximately EUR 60 million.

Additionally the accounting treatment of the equity component of the repaid Microsoft convertible bonds negatively impacted Nokia’s net cash and other liquid assets by approximately EUR 150 million during 2014.

Foreign exchange rates had an approximately EUR 50 million negative impact on the translation of gross cash and approximately EUR 150 million negative impact on net cash.

NOKIA NETWORKS

The following table sets forth a summary of the results for Nokia Networks and its reportable segments, Mobile Broadband and Global Services, for the periods indicated, as well as the year-on-year growth rates.

NOKIA NETWORKS RESULTS SUMMARY, REPORTED

EUR million	2014	2013	YoY Change
Net sales	11 198	11 282	-1%
Mobile Broadband net sales	6 039	5 347	13%
Global Services net sales	5 105	5 753	-11%
Gross margin (%)	38.7%	36.6%
Operating expenses	-3 022	-3 132	-4%
Research and development expenses	-1 786	-1 822	-2%
Operating profit	1 210	420	188%
Mobile Broadband operating profit	683	422	62%
Global Services operating profit	653	693	-6%
Operating margin (%)	10.8%	3.7%
Mobile Broadband operating margin (%)	11.3%	7.9%
Global Services operating margin (%)	12.8%	12.0%

Net sales

The following table sets forth Nokia Networks net sales for the periods indicated, as well as the year-on-year growth rates, by geographic area.

NOKIA NETWORKS NET SALES BY GEOGRAPHIC AREA, REPORTED

EUR million	2014	2013	YoY Change
Europe	2 929	3 041	-4%
Middle East & Africa	1 053	1 111	-5%
Greater China	1 380	1 185	16%
Asia Pacific	3 289	3 354	-2%
North America	1 538	1 334	15%
Latin America	1 009	1 256	-20%
Total	11 198	11 282	-1%

The slight year-on-year decrease in Nokia Networks net sales in 2014 was primarily due to a decrease in Global Services net sales, as well as the absence of sales from businesses that were divested and certain customer contracts and countries that were exited in 2013, partially offset by an increase in Mobile Broadband net sales.

At constant currency, Nokia Networks net sales would have increased 2% year-on-year. Excluding the divestments of businesses not consistent with its strategic focus, the exiting of certain customer contracts and countries, as well as foreign currency fluctuations, Nokia Networks net sales would have increased 5% year-on-year.

Mobile Broadband net sales increased 13% year-on-year in 2014, benefiting from growth in both radio and core networking technologies. Within radio technologies, strong year-on-year growth in LTE was partially offset by a decline in mature radio technologies.

The year-on-year decrease of 11% in Global Services net sales in 2014 was primarily due to decreases in net sales in network implementation, managed services including the exiting of certain customer contracts and countries, as well as a decrease in the care business line, partially offset by an increase in net sales in the systems integration business line.

On a regional basis, compared to 2013, Nokia Networks net sales in Latin America decreased 20% primarily due to the exiting of certain customer contracts and lower network deployments in Brazil, Chile and Mexico. In Europe, net sales decreased 4% primarily due to lower network deployments in Western Europe, partially offset by higher network deployments in Eastern Europe. In Asia Pacific, net sales decreased 2% primarily due to lower network deployments in Japan, partially offset by higher network deployments in India and Korea. In Middle East and Africa, net sales decreased 5% primarily due to lower network deployments. In Greater China, net sales increased 16% primarily due to higher LTE network deployments. In North America, net sales increased 15% primarily due to LTE network deployments at major customers.

In 2014, Mobile Broadband represented 54% of Nokia Networks net sales, compared to 47% in 2013. In 2014, Global Services represented 46% of Nokia Networks net sales, compared to 51% in 2013.

Gross margin

On a year-on-year basis, Nokia Networks gross margin in 2014 increased primarily due to a higher proportion of Mobile Broadband in the overall sales mix and an increase in the gross margin of Global Services, partially offset by a slight decrease in the gross margin of Mobile Broadband.

The year-on-year decrease in the gross margin of Mobile Broadband in 2014 was primarily due to a lower gross margin in mature radio technologies, partially offset by a higher gross margin in LTE and core networking technologies. In addition, Mobile Broadband gross margin in 2014 benefitted from the absence of costs incurred in anticipation of a technology shift to TD-LTE related to major projects in China, which adversely affected the gross margin of Mobile Broadband in 2013.

The year-on-year increase of Global Services gross margin in 2014 was primarily due to a more favorable sales mix including a lower proportion of managed services and a higher proportion of systems integration in the sales mix, as well as margin improvement in systems integration, partially offset by lower gross margin in care, network implementation and network planning and optimization.

Operating expenses

Nokia Networks research and development expenses decreased 2% year-on-year in 2014, primarily due to lower subcontracting costs offset by headcount increases mainly related to increased in-house activities. Nokia Networks continues to invest in targeted growth areas, most notably LTE, small cells and telco cloud, while reducing investments in mature technologies.

Nokia Networks selling, general and administrative expenses decreased 6% in 2014 primarily due to structural cost savings from Nokia Networks global restructuring program, partially offset by headcount increases related to an increased focus on growth.

Operating profit

Nokia Networks operating profit increased significantly in 2014, primarily due to higher operating profit in Mobile Broadband, partially offset by the lower operating profit in Global Services. On a year-on-year basis, the increase in Mobile Broadband operating profit was due to higher gross profit, with operating expenses approximately flat. The slightly lower operating profit in Global Services was primarily due to lower gross profit, partially offset by lower operating expenses.

Nokia Networks other income and expenses was an expense of EUR 104 million in 2014, compared to an expense of EUR 582 million in 2013. The year-on-year decrease was primarily due to lower restructuring related charges.

Global Restructuring Program (announced in November 2011)

In 2014, restructuring related charges were approximately EUR 57 million and the related cash outflows were approximately EUR 310 million. At December 31, 2014, since the commencement of the global restructuring program, cumulative restructuring charges amounted to approximately EUR 1 900 million, and cumulative related cash outflows amounted to approximately EUR 1 550 million. We estimate total restructuring related charges and related cash outflows to be approximately EUR 1 950 million and EUR 1 750 million, respectively. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is being completed.

At the end of 2014, Nokia Networks had approximately 54 600 employees, an increase of approximately 6 000 employees compared to the end of 2013.

HERE

The following table sets forth a summary of the results for HERE for the periods indicated, as well as the year-on-year growth rates.

HERE RESULTS SUMMARY, REPORTED

EUR million	2014	2013	YoY Change
Net sales	969	914	6%
Gross margin (%)	75.4%	77.2%
Operating expenses	-726	-837	-13%
Research and development expenses	-545	-648	-16%
Operating profit	-1 241	-154	-706%
Operating margin (%)	-128.1%	-16.8%

Net sales

In 2014, HERE net sales increased 6% year-on-year, primarily due to higher sales to vehicle customers and Microsoft becoming a more significant licensee of HERE’s services, partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business and lower sales to personal navigation device (PND) customers consistent with declines in the PND market. At constant currency HERE overall net sales would have increased 6% year-on-year.

In 2014, HERE had sales of new vehicle licenses of 13.1 million units, compared to 10.7 million units in 2013, primarily due to higher consumer uptake of in-vehicle navigation and higher vehicle sales.

Sales to vehicle customers represented well over 50% of HERE net sales 2014, as well as in 2013.

Gross margin

On a year-on-year basis, the decrease in HERE gross margin in 2014 was primarily due to certain ongoing expenses that are now recorded as HERE Cost of Sales, which were previously recorded as Cost of Sales by our former Devices & Services business.

Operating expenses

HERE research and development expenses decreased by 16% in 2014 on a year-on-year basis primarily due to the absence of significant purchase price accounting-related items arising from the purchase of NAVTEQ, the vast majority of which had been fully amortized as at the end of the second quarter 2013. This was partially offset by higher investments in targeted growth areas.

HERE selling, general, and administrative expenses decreased 4% in 2014 on a year-on-year basis primarily due to the absence of significant purchase price accounting-related items arising from the purchase of NAVTEQ, the vast majority of which had been fully amortized as at the end of the second quarter 2013.

Operating profit

The significant year-on-year decrease in HERE operating profit in 2014 was primarily due to the EUR 1.2 billion goodwill impairment charge related to HERE, which was recorded in the third quarter 2014. This was partially offset by the absence of significant purchase price accounting-related items arising from the purchase of NAVTEQ, the vast majority of which had been fully amortized as at the end of the second quarter 2013.

In the third quarter 2014, we conducted an impairment assessment of the goodwill related to our HERE business as a result of sharpening the HERE strategy and adjusting the related new long-range plan. We concluded that these factors resulted in a triggering event requiring an interim impairment test to assess if events or changes in circumstances indicated that the carrying amount of our goodwill may not be recoverable. As a result of the impairment test, we recorded a charge to the operating profit of EUR 1 209 million for the impairment of goodwill.

HERE other income and expenses was an expense of EUR 36 million in 2014, compared to an expense of EUR 23 million in 2013. The year-on-year increase was primarily due to higher charges related to cost reduction program in HERE.

NOKIA TECHNOLOGIES

The following table sets forth a summary of the results for Nokia Technologies, for the periods indicated, as well as the year-on-year growth rates.

NOKIA TECHNOLOGIES RESULTS SUMMARY, REPORTED

EUR million	2014	2013	YoY Change
Net sales	578	529	9%
Gross margin (%)	98.8%	97.4%
Operating expenses	-226	-202	12%
Research and development expenses	-161	-147	10%
Operating profit	343	310	11%
Operating margin (%)	59.3%	58.6%

Net sales

The year-on-year increase in Nokia Technologies net sales in 2014 was primarily due to higher intellectual property licensing income from certain licensees, including Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of Nokia’s Devices & Services business to Microsoft. These increases were partially offset by declines in licensing income from certain other licensees that experienced lower levels of business activity, as well as the lower levels of non-recurring IPR income compared to 2013.

Gross margin

On a year-on-year basis, Nokia Technologies gross margin was stable in 2014 compared to 2013.

Operating expenses

Nokia Technologies research and development expenses in 2014 increased 10% compared to 2013, primarily due to investments in business activities, which target new and significant long-term growth opportunities.

Nokia Technologies selling, general and administrative expenses in 2014 increased 18% compared to 2013, primarily due to increased activities related to anticipated and ongoing patent licensing cases, as well as higher business support costs.

Operating profit

The year-on-year increase in Nokia Technologies operating profit in 2014 was primarily due to higher gross profit, partially offset by higher operating expenses.

Nokia Technologies other income and expenses was an expense of EUR 1 million in 2014, compared to an expense of EUR 2 million in 2013.

DISCONTINUED OPERATIONS FULL YEAR 2014

The following discussion is of Nokia’s discontinued operations reported results for full year 2014. Comparisons are given to full year 2013 results, unless otherwise indicated.

As the sale of substantially all of Nokia’s Devices & Services business to Microsoft closed on April 25, 2014, the financial results of the discontinued operations in 2014, are not comparable to the financial results of the discontinued operations in 2013.

DISCONTINUED OPERATIONS RESULTS SUMMARY, REPORTED

EUR million	2014	2013	YoY Change
Net sales	2 458	10 735	-77%
Gross margin (%)	15.1%	20.6%
Operating expenses	-801	-2 689	-70%
Operating margin (%)	107.4%	-5.5%
Net cash from operating activities	-1 054	-1 062	-1%

FULL YEAR 2014 OPERATING HIGHLIGHTS

NOKIA FULL YEAR 2014 OPERATING HIGHLIGHTS

•                  In April 2014, Nokia completed the sale of substantially all of its Devices & Services business to Microsoft. The transaction, which also included an agreement to license patents to Microsoft, was originally announced on September 3, 2013. In connection with the completion of the transaction, Nokia repaid the approximately EUR 1.5 billion convertible bonds issued by Nokia to Microsoft.

•                  Following the completion of the transaction, Nokia made a number of announcements, including the following:

•                  Nokia’s Board of Directors appointed Rajeev Suri as President and CEO of Nokia Corporation and the new Nokia Group Leadership Team, effective May 1, 2014.

•                  Nokia announced its new strategy building on Nokia’s three strong businesses: Nokia Networks, HERE and Nokia Technologies.

•                  Nokia announced plans for a EUR 5 billion capital structure optimization program focused on recommencing dividend payments, distributing deemed excess capital to shareholders, and reducing interest-bearing debt. Later in the second quarter 2014, as part of this program and its debt reduction plan, Nokia redeemed approximately EUR 950 million of Nokia Networks debt, which included EUR 800 million of senior notes issued by Nokia Solutions and Networks Finance B.V., the finance company of its Nokia Networks business.

•                  In May 2014, Nokia’s credit rating was upgraded by credit rating agencies Moody’s and Standard & Poor’s, supporting Nokia’s long-term target of becoming an investment grade company. Standard & Poor’s upgraded Nokia’s rating to BB from B+, with a positive outlook, and Moody’s upgraded Nokia’s rating to Ba2 from B1.

•                  In May 2014, Nokia launched a USD 100 million Connected Car Fund managed by Nokia Growth Partners (NGP), its venture capital arm. The fund will identify and invest in companies whose innovations are deemed important for a world of connected and intelligent vehicles. The fund, working closely with Nokia’s HERE business, will seek to make investments that also support the growth of the ecosystem around HERE’s mapping and location products and services.

•                  Nokia’s Annual General Meeting (AGM), which was held on June 17, 2014, resolved to distribute an ordinary dividend of EUR 0.11 per share for year 2013 and a special dividend of EUR 0.26 per share. The AGM resolved to elect the following nine members to the Board of Directors for a term ending at the close of the Annual General Meeting in 2015: Vivek Badrinath, Bruce Brown, Elizabeth Doherty, Jouko Karvinen, Mårten Mickos, Elizabeth Nelson, Risto Siilasmaa, Kari Stadigh and Dennis Strigl.

•                  In June 2014, Nokia ranked sixth in Interbrand’s annual Best Global Green Brands report for 2014, measuring the environmental sustainability performance of leading global brands.

•                  In July 2014, Nokia announced the appointment of Ramzi Haidamus as President of Nokia Technologies and as a member of the Nokia Group Leadership Team, effective September 3, 2014. As a result of the announcement, Henry Tirri who had been serving as the acting Head of the Technologies business since its formation on May 1, 2014, stepped down from the Nokia Group Leadership Team. Mr. Tirri continues as an advisor to Rajeev Suri, President and CEO of Nokia, on technology issues.

•                  In September 2014, Nokia returned to the EURO STOXX 50 Index.

•                  In October 2014, Nokia announced the appointment of Sean Fernback as President of HERE, Nokia’s mapping and location intelligence business, and as a member of the Nokia Group Leadership Team, effective November 1, 2014. The appointment followed the decision by Michael Halbherr to step down as the CEO of HERE and as a member of the Nokia Group Leadership Team, effective September 1, 2014. Cliff Fox, Senior Vice President, Core Map Group, at HERE, assumed the position of acting Head of HERE, effective September 1, 2014 until October 23, 2014.

•                 In October 2014, Nokia was recognized in the Climate Performance Leadership Index 2014 by the Carbon Disclosure Project (CDP) for corporate action on climate change.

•                  In November 2014, Nokia organized its Capital Markets Day event in London, UK where the company shared its updated vision, strategic priorities and long-term financial targets.

NOKIA NETWORKS FULL YEAR 2014 OPERATING HIGHLIGHTS

•                  Nokia Networks added significant commercial mobile broadband and services contracts during 2014, including: a contract with the world’s largest wireless operator, China Mobile, for the build-out of the operator’s TD-LTE network; a contract with T-Mobile USA to provide LTE-Advanced equipment and related services for the continued expansion of its nationwide LTE network; a five-year contract with Vodafone in the operator’s Project Spring network upgrade; a contract on the expansion of Everything Everywhere’s LTE network in the UK; a three-year contract with Telefónica in Spain for supplying LTE radio access equipment and professional services; and a five-year contract with Elisa in Finland as the sole supplier of the operator’s LTE network. Nokia Networks also added contracts on VimpelCom’s LTE radio access networks in Russia; Taiwan Mobile’s multi-band LTE and LTE-Advanced network; New Zealand’s first commercial 700MHz LTE network for Vodafone; the modernization and expansion of Mobily’s 2G, 3G WCDMA and TD-LTE networks in Saudi Arabia; Algérie Télécom’s LTE network; Rwanda’s first LTE network with olleh Rwanda; and the complete LTE infrastructure for Avantel in Colombia. At the end of 2014, Nokia Networks had 162 commercial LTE contracts and was a key LTE radio supplier to 15 of the world’s top 20 LTE operators.

•                  Nokia Networks also added a large number of other mobile broadband contracts including two 3G networks and services contracts in India. Tata DOCOMO modernized its 3G network based on Nokia Networks’ Single RAN (radio access network) products and services; and Bharti Airtel granted Nokia Networks a contract for enhancing the operator’s 3G network. Nokia Networks was also selected as a candidate vendor for the delivery of radio access and professional services for Telenor as the operator is modernizing its 2G and 3G networks and continuing to deploy LTE networks across Europe and Asia. Other contracts in 2014 included the upgrade of Three’s 2G and 3G networks in Ireland; the upgrade of Telkomsel’s GSM and 3G HSPA+ network in Indonesia; and a number of contracts with the multinational operator Zain; in Saudi Arabia, a large contract to modernize and expand the operator’s network and in Kuwait a contract for the deployment of Zain Kuwait’s Operation Support System portfolio and related services.

•                 Nokia Networks continued to show leadership in 4G radio technology, demonstrating a throughput speed of almost 4 Gbps with SK Telecom in South Korea and a speed of 2.6 Gbps over a single sector in Sprint’s TD-LTE network. Nokia Networks was the first in the world to trial LTE for national TV broadcasting in Germany and enhanced its LTE portfolio with a number of product launches, including the world’s first 3.5 GHz carrier aggregation capable radio and a solution to smoothly migrate WiMAX networks to TD-LTE-Advanced and a LTE-A 3 carrier aggregation solution to support a throughput speed of up to 450Mbps ready by the time commercial devices start to ship.

•                 Nokia Networks continued to invest in innovation and further evolved the Nokia Smart Scheduler in its LTE base stations which is now able to provide up to 30% faster downlink speeds at the cell edge; announced new Centralized RAN software capable of doubling the uplink capacity of existing LTE networks by linking together multiple base stations and turning the interference into useful traffic; launched new Single RAN Advanced features; and added new software features to its Liquid Radio Software Suite.

•                 In the area of small cells, Nokia Networks extended its Flexi Zone architecture, making it the small cell solution for all deployment scenarios, including indoor deployments; introduced new innovations to its small cell portfolio such as the double-capacity small cell base station Flexi Zone G2 Pico and an indoor planning service enhanced by 3-

D geolocation-based HetNet planning for in-building solutions; and signed a deal with Vodafone (among others) for the supply of its innovative Flexi Zone small cells.

•                  Nokia Networks renewed the managed services contract with Saudi Telecom Company, covering the operator’s GSM, 3G and LTE networks; Nokia Networks and Etisalat Nigeria renewed their managed services contract for an additional three years with an expanded services scope; and Nokia Networks and Mobily (Etihad Etisalat Company) of Saudi Arabia renewed their managed services contract for five additional years. Nokia Networks will additionally expand the operator’s 2G, 3G, and 4G broadband networks.

•                  Nokia Networks and NTT DoCoMo Inc. agreed to collaborate on research and standardization of 5G technologies and to jointly work on a 5G proof-of-concept system; and Nokia Networks hosted the first Brooklyn 5G Summit together with the NYU Wireless Research Center.

•                  Nokia Networks and HP announced the intention to extend their existing partnership to provide telco operators with an integrated telco cloud solution compliant with ETSI NFV principles. The cooperation extends beyond hardware and software to encompass the technical, services and commercial capabilities needed to deliver, maintain and operate a telco cloud. Nokia Networks also announced an expansion of its long-term partnerships with Juniper and RedHat to advance telco cloud for mobile broadband. NTT DoCoMo completed proof-of-concept trials that verified the feasibility of network functions virtualization (NFV) using the software and equipment of Nokia Networks, and with MTS in Russia, Nokia carried out the first Voice over LTE call on a telco cloud infrastructure using the LTE radio network with telco cloud based voice core network technology and Nokia’s Professional Services.

•                  Nokia Networks created a new Partnering Business Unit to focus on growing a robust ecosystem with partners. The unit will ensure that Nokia Networks is able to leverage partner solutions to complement its own portfolio and open up specific interfaces to embed partner products seamlessly into Nokia’s mobile broadband portfolio.

•                  Nokia Networks opened its mobile broadband security center in Berlin, Germany. The Center is a hub of leading expertise focused on creating robust telco security. Equipped with its own fully-operational 4G/LTE test network, the Center provides a platform for cooperating with mobile network operators, partners, governments and academic institutes to develop and share network security know-how and expertise and to help operators fight the growing security threats to their networks.

•                  Nokia Networks won a number of industry awards in 2014, including the top prize in the “Best Mobile Infrastructure” category at the GSMA Global Mobile Awards 2014 where Nokia Networks and O2 (Telefónica UK) were recognized for the deployment of iSON Automation for Operations solution. The solution was also given the Global Telecoms Business Innovation Award 2014. Other industry awards in 2014 included the Leading Lights award for the best new product for its Centralized RAN solution for linking multiple LTE base stations together into clusters that turn radio interference into useful traffic and the Pipeline 2014 COMET Innovation Award in the “Network Technology” category for its FlexiZone small cell solution. Telecommunication Development Industry Alliance recognized Nokia’s impressive contribution to time division (TD) technology; Nokia Networks’ Liquid Applications received a Global TD-LTE Initiative (GTI) award in the “Innovative Solutions” category; and The Economic Times Telecom Awards 2014 for innovation in Managed Services with our Predictive Operations Solution.

•                  Nokia Networks completed the acquisition of SAC Wireless, a premier self-performing provider of infrastructure and network deployment solutions; and the acquisition of the Australian company Mesaplexx Pt Ltd and its compact, high-performance radio frequency filter technology that can be used to decrease the size of a radio base station.

•                  Shortly after the end of 2014, Nokia Networks completed the acquisition of Panasonic’s wireless network business. The acquisition was first announced in July 2014.

HERE FULL YEAR 2014 OPERATING HIGHLIGHTS

•                  During 2014, HERE made agreements with several new and existing customers for the supply of map content and data, including government departments and agencies, leading B2B and consumer-focused enterprises and major automotive companies. In November 2014, HERE announced that most of the leading carmakers have included its map data in their 2015 models, demonstrating that it is well-positioned for the future developments within the automotive segment, which represents the majority of its revenues.

•                  HERE continued to invest in its map-building capabilities to further enhance the quality of its automotive grade maps. These investments included the further expansion of its fleet of advanced data collection vehicles and an increase in the usage of automation tools which complement the work of its extensive network of highly-trained geographic analysts.

•                  HERE continued to grow usage of its leading location platform during 2014, supported by new customers, such as Honda and Volvo. By the end of 2014, HERE is also providing platform services to Amazon, BMW, Daimler, Digicore, Garmin, Microsoft, Oracle, PTV Group, Rand McNally, SAP, Toyota and Yahoo!.

•                  HERE Traffic, which is HERE’s real-time traffic data offering, is now available in 44 countries and new customers include Ford, Opel, Mazda and Honda in Russia; Honda in North America, the Missouri Department of Transportation; Mitsubishi Electric Corporation for Mitsubishi vehicles in North America, Europe, and Russia; and TeliaSonera Finland (part of TeliaSonera Group, the Nordic network operator) for a traffic solution it developed for the Finnish Transport Agency. Garmin also reinforced its long-term global commitment to HERE Traffic by extending its contract by three years and expanding Automotive OEM map update distribution relationships beyond North America and the European Union.

•                 HERE continued to bring in new talent, expertise and capabilities to support its strategy. This included the acquisition of Medio, a Seattle-based company that is a pioneer in the emerging field of real-time predictive analytics.

•                  HERE and Continental Corporation intensified their collaboration in connected driver services. The two companies’ work focuses on Electronic Horizon, future Automated Driving functionalities and Intelligent Transportation Systems (ITS). As part of the partnership, HERE is in the first phase of delivering a lane-specific road model with precision, far beyond any existing digital infotainment map standard, along with highly accurate, precisely located road information, such as speed limit or no passing signs, lane connectivity and other lane markings. In the future, we believe that by using this information, all types of vehicles will be able to comfortably and automatically react to shifting circumstances, such as changing speed limits. Continental will also benefit from HERE’s unique location cloud assets.

•                  HERE was recognized by global research and consulting firm Frost & Sullivan as a trailblazer in developing connected vehicle technology. In the report detailing the award, Frost & Sullivan noted that HERE stands apart in the highly competitive space due to its knowledge and industry experience, impressive data collection ability, high level of personalization, revolutionary products and wide ranging partnerships “with nearly every OEM and system vendor”.

•                  HERE formed a licensing agreement with Samsung to bring its maps and location platform services to Tizen-powered smart devices by Samsung, including the newly-announced Samsung Gear S. In addition, HERE developed a companion application for the Android-based Samsung Galaxy family of products called HERE (beta), which was made available in Samsung’s application store. HERE also later made its Android beta app available for all compatible Android smartphones and made it available for download through Google Play.

NOKIA TECHNOLOGIES FULL YEAR 2014 OPERATING HIGHLIGHTS

•                  In February 2014, Nokia and HTC settled all pending patent litigations between them, and entered into a patent and technology collaboration agreement. HTC is making payments to Nokia and the collaboration involves HTC’s LTE patent portfolio, further strengthening Nokia’s licensing offering. The companies also announced that they are exploring future technology collaboration opportunities.

•                  In June 2014, Nokia Technologies released the Z Launcher application as a limited pre-beta version as part of its continued exploration of innovations for use in potential future services. Z Launcher replaces the existing home screen on Android smartphones and surfaces apps, contacts and websites based on usage and other contextual factors.

•                  Also in the second quarter, Nokia Technologies developed a proof-of-concept flexible printed graphene circuit, demonstrating continued progress solving many of the technical challenges related to the practical application of the ultra-thin, transparent, flexible material.

•                  During the third quarter, the 3rd Generation Partnership Project (3GPP) selected the Enhanced Voice Service (EVS) codec. Nokia contributed multi-year research and development of speech codec reference software to the standard specifications, achieving excellent listening results during testing.

•                 In November 2014, Nokia announced the launch of the N1, the first Nokia-branded Android tablet and the company’s first brand-licensed consumer device following the sale of substantially all of its Devices & Services business to Microsoft in April 2014. Shortly after the end of 2014, Nokia’s original equipment manufacturer (OEM) partner began selling the Nokia N1 in the first quarter 2015 in China, with other markets to follow.

•                  Later in the fourth quarter, the H.265 (HEVC — High Efficiency Video Coding) video coding technology standard Version 2 was finalized in ISO/IEC and ITU-T, including the range, multiview and scalable video codec extensions. 3GPP Release 12 now includes support for H.265, providing a solution for highly efficient delivery of download, streaming and conversational video services. Nokia has contributed significantly to the development of the H.265 standard.

PERSONNEL

PERSONNEL AT END OF QUARTER FOR CONTINUING OPERATIONS

	Q4/2014	Q4/2013	YoY Change	Q3/2014	QoQ Change
Nokia Networks	54 586	48 628	12%	51 980	5%
HERE	6 257	5 741	9%	6 211	1%
Nokia Technologies and Group Common Functions	813	875	-7%	844	-4%
Nokia’s continuing operations	61 656	55 244	12%	59 035	4%

The average number of employees in Nokia’s continuing operations during the period from January 1, to December 31, 2014 equaled 57 566, of which the average number of employees employed by HERE and Nokia Networks was 6 067 and 50 680, respectively.

SHARES

The total number of Nokia shares on December 31, 2014, equaled 3 745 044 246. On December 31, 2014, Nokia and its subsidiary companies owned 96 900 800 Nokia shares, representing approximately 2.6% of the total number of Nokia shares and voting rights.

CANCELLATION OF SHARES

Nokia Board of Directors has decided to cancel 66 903 682 Nokia shares held by the company. The cancellation of the shares does not affect the company’s share capital. Following the cancellation, the outstanding number of shares in the company will be 3 678 140 564.

DIVIDEND

Nokia’s Board of Director’s will propose a dividend of EUR 0.14 for the year ended December 31, 2014. The distributable funds on the balance sheet of the parent company as at December 31, 2014 amounted to EUR 8 290 million.

TABLE 14Y

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP, Continuing operations

	Non- IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	1-12/2014	1-12/2014	1-12/2014	1-12/2013	1-12/2013	1-12/2013

Net sales	12 733	-1	12 732	12 709	-1	12 708
Cost of sales	-7 088	-6	-7 094	-7 363		-7 363

Gross profit(1)	5 645	-7	5 638	5 346	-1	5 345
% of net sales	44.3		44.3	42.1		42.1

Research and development expenses(2)	-2 436	-57	-2 493	-2 416	-203	-2 619
% of net sales	19.1		19.6	19.0		20.6

Selling, general and administrative expenses(3)	-1 560	-74	-1 634	-1 578	-93	-1 671
% of net sales	12.3		12.8	12.4		13.1

Impairment of goodwill(4)	0.0	-1 209	-1 209	0.0	0.0	0.0
% of net sales	0.0		9.5	0.0		0.0

Other income and expenses (5)	-16	-115	-131	84	-621	-537

Operating profit	1 632	-1 462	170	1 437	-919	518
% of net sales	12.8		1.3	11.3		4.1

Share of results of associated companies	-12		-12	4		4
Financial income and expenses(6)	-216	-180	-396	-280		-280

Profit/loss before tax	1 404	-1 641	-237	1 161	-918	243
Tax(7)	-309	1 717	1 408	-282	80	-202

Profit from continuing operations	1 095	76	1 171	879	-838	41

Profit attributable to equity holders of the parent	1 087	76	1 163	762	-576	186
Profit/loss attributable to non-controlling interests	8		8	117	-262	-145

Depreciation and amortization	-222	-75	-297	-280	-280	-560
EBITDA	1 841	-1 385	456	1 721	-639	1 082
Share-based compensation expense	17		17	12		12

(1) Transaction and other related costs of EUR 4 million resulting from the sale of substantially all of Devices & Services business to Microsoft and revenue deferrals and related costs of EUR 2 million in 2014. Revenue deferrals and related costs of EUR 1 million in 2013.

(2) Transaction and other related costs of EUR 23 million resulting from the sale of substantially all of Devices & Services business to Microsoft and intangible asset amortization and other purchase price accounting related items of EUR 34 million in 2014. Transaction and other related costs of EUR 15 million resulting from the sale of substantially all of Devices & Services business to Microsoft and intangible asset amortization and other purchase price accounting related items of EUR 188 million in 2013.

(3) Transaction and other related costs and transformation costs of EUR 34 million of which EUR 31 million relates to the sale of substantially all of Devices & Services business to Microsoft and amortization of acquired intangible asset of EUR 40 million in 2014. Amortization of acquired intangible asset of EUR 93 million in 2013.

(4) Goodwill impairment charge of EUR 1 209 million in 2014.

(5) Restructuring and associated charges of EUR 57 million, anticipated contractual remediation costs of EUR 31 million, charges related to the cost reduction programme for EUR 36 million, gain on the sale of fixed asset of EUR 6 million and reversal of transaction and other related costs of EUR 4 million related to the sale of substantially all of Devices & Services business to Microsoft in 2014. In 2013 restructuring and associated charges of EUR 602 million and transaction and other related costs of EUR 18 million related to the sale of substantially all of Devices & Services business to Microsoft.

(6) Accounting charge of EUR 57 million related to the repayment of EUR 1 500 million convertible bonds issued to Microsoft, and financial expense of EUR 123 million related to the redemption of all material Nokia Networks’ borrowings in 2014.

(7) Reversal of valuation allowance on deferred tax assets of EUR 1 999 million and allowance of EUR 325 million to deferred tax earnings in 2014. Positive tax impact of EUR 19 million income statement impact of the special items and EUR 22 million tax special item in 2014. Net tax benefit of EUR 35 million on operations offset by certain tax expenses related to earnings, as well as net tax benefit on special items and PPA of EUR 45 million in 2013.

TABLE 15Y

NOKIA NETWORKS, EUR million

(unaudited)

	Non- IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	1-12/2014	1-12/2014	1-12/2014	1-12/2013	1-12/2013	1-12/2013

Net sales	11 198		11 198	11 282		11 282
Cost of sales	-6 862		-6 862	-7 148		-7 148

Gross profit	4 336		4 336	4 133		4 133
% of net sales	38.7		38.7	36.6		36.6

Research and development expenses(1)	-1 754	-32	-1 786	-1 802	-20	-1 822
% of net sales	15.7		15.9	16.0		16.1

Selling, general and administrative expenses(2)	-1 202	-34	-1 236	-1 230	-80	-1 310
% of net sales	10.7		11.0	10.9		11.6

Other income and expenses(3)	-17	-87	-104	-12	-570	-582

Operating profit	1 364	-154	1 210	1 089	-669	420
% of net sales	12.2		10.8	9.7		3.7

Depreciation and amortization	-166	-67	-233	-213	-99	-312

EBITDA	1 521	-88	1 433	1 310	-570	740

(1) Amortization of acquired intangible assets of EUR 32 million in 2014 and EUR 20 million in 2013.

(2) Amortization of acquired intangible assets of EUR 34 million in 2014 and EUR 80 million in 2013

(3) Anticipated contractual remediation costs of EUR 31 and restructuring charges and associated charges of EUR 57 million in 2014. Restructuring charges and associated charges of EUR 570 million in 2013.

TABLE 16Y

HERE, EUR million

(unaudited)

	Non- IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	1-12/2014	1-12/2014	1-12/2014	1-12/2013	1-12/2013	1-12/2013

Net sales	971	-1	969	915	-1	914
Cost of sales	-233	-6	-239	-208		-208

Gross profit(1)	737	-6	731	707	-1	706
% of net sales	75.9		75.4	77.3		77.2

Research and development expenses(2)	-534	-11	-545	-480	-168	-648
% of net sales	55.0		56.2	52.5		70.9

Selling, general and administrative expenses(3)	-172	-9	-181	-177	-11	-188
% of net sales	17.7		18.7	19.3		20.6

Impairment of goodwill(4)	0	-1 209	-1 209	0		0
% of net sales	0.0		124.8	0.0		0.0

Other income and expenses(5)	0	-36	-36	-1	-22	-23

Operating profit/loss	31	-1 272	-1 241	48	-202	-154
% of net sales	3.2		-128.1	5.2		-16.8

Depreciation and amortization	-48	-9	-57	-61	-180	-241

EBITDA	79	-1 263	-1 184	111	-24	87

(1) Transaction and other related costs of EUR 4 million from the sales of Devices & Services business and revenue deferrals and associated costs of EUR 2 million in 2014. Revenue deferrals and associated costs of EUR 1 million in 2013.

(2) Transition and other related costs of EUR 9 million in 2014 resulting from the sale of Devices & Services business to Microsoft and EUR 2 million of amortization of acquired intangible asset in 2014. Amortization of acquired intangible asset of EUR 168 million in 2013.

(3) Transaction and other related costs of EUR 3 million in 2014. Amortization of acquired intangible asset of EUR 6 million in 2014 and EUR 11 million in 2013.

(4) Goodwill impairment charge of EUR 1 209 million in 2014.

(5) Charges related to the cost reduction program of EUR 36 million in 2014 and restructuring and associated charges of EUR 22 million in 2013.

TABLE 17Y

NOKIA TECHNOLOGIES, EUR million

(unaudited)

	Non- IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	1-12/2014	1-12/2014	1-12/2014	1-12/2013	1-12/2013	1-12/2013

Net sales	578		578	529		529
Cost of sales	-8		-8	-14		-14

Gross profit	571		571	515		515
% of net sales	98.8		98.8	97.4		97.4

Research and development expenses(1)	-148	-13	-161	-132	-15	-147
% of net sales	25.6		27.9	25.0		27.8

Selling, general and administrative expenses(2)	-64	-1	-65	-53	-2	-55
% of net sales	11.1		11.2	10.0		10.4

Other income and expenses(3)	-1		-1	0	-2	-2

Operating profit	357	-14	343	329	-19	310
% of net sales	61.8		59.3	62.2		58.6

Depreciation and amortization	-1		-1	-3		-3

EBITDA	358	-14	344	332	-19	313

(1) Transaction and other related costs of EUR 13 million resulting from the sale of substantially all of Devices & Services business to Microsoft and EUR 15 million in 2013.

(2) Transaction and other related costs of EUR 1 million resulting from the sale of substantially all of Devices and Services business to Microsoft, EUR 2 million in 2013.

(3) Restructuring charges and associated impairments of EUR 2 million in 2013.

TABLE 18Y

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Non- IFRS	Special items & PPA	Reported	Non- IFRS	Special items & PPA	Reported
	1-12/2014	1-12/2014	1-12/2014	1-12/2013	1-12/2013	1-12/2013

Net sales	1		1
Cost of sales	-1		-1	-10		-10

Gross profit/loss				-10		-10

Research and development expenses				-1		-1

Selling, general and administrative expenses(1)	-123	-29	-152	-122		-122

Other income and expenses(2)	2	10	12	102	-27	75

Operating loss	-120	-21	-141	-31	-27	-58

Depreciation and amortization	-7		-7	-3		-3

(1) Transaction and other related costs and transformation costs of EUR 29 million in 2014, out of which EUR 21 million relates to the sale of substantially all of Devices & Services business to Microsoft.

(2) Transaction and transformation related cost reversals of EUR 4 million resulting from the sale of substantially all of Devices & Services business to Microsoft and gain on the sale of fixed assets of EUR 6 million in 2014. Transaction and transformation related costs of EUR 18 million resulting from the sale of substantially all of Devices & Services business to Microsoft and restructuring charges and associated impairments of EUR 10 million in 2013.

TABLE 20A

SEGMENT INFORMATION AND ELIMINATIONS, Continuing Operations

January-December 2014, EUR million

(unaudited)

	Mobile Broadband Non-IFRS	Global Services Non- IFRS	Nokia Networks Other Non- IFRS(1)	Nokia Networks Non-IFRS	HERE Non- IFRS	Nokia Technologies Non-IFRS	Corporate Common Non-IFRS	Eliminations	Total Non- IFRS	Exclusions Non-IFRS	Nokia Continuing Operations Reported
	1-12/2014	1-12/2014	1-12/2014	1-12/2014	1-12/2014	1-12/2014	1-12/2014	1-12/2014	1-12/2014	1-12/2014	1-12/2014

Net sales	6 039	5 105	54	11 198	971	578	1	-15	12 733	-1	12 732

Costs and expenses	-5 346	-4 442	-29	-9 817	-939	-220	-124	16	-11 085	-136	-11 221

Impairment of goodwill										-1 209	-1 209

Other income and expenses	-10	-10	3	-17		-1	2	-1	-16	-115	-131

Operating profit/loss	683	653	28	1 364	31	357	-121		1 632	-1 461	170
% of net sales	11.3	12.8	51.9	12.2	3.2	61.8			12.8		1.3

Depreciation and amortization				-166	-48	-1	-7		-222	-75	-297

TABLE 20B

January-December 2013, EUR million

(unaudited)

	Mobile Broadband Non-IFRS	Global Services Non- IFRS	Nokia Networks Other Non- IFRS(1)	Nokia Networks Non-IFRS	HERE Non- IFRS	Nokia Technologies Non-IFRS	Corporate Common Non-IFRS	Eliminations	Total Non- IFRS	Exclusions Non-IFRS	Nokia Continuing Operations Reported
	1-12/2013	1-12/2013	1-12/2013	1-12/2013	1-12/2013	1-12/2013	1-12/2013	1-12/2013	1-12/2013	1-12/2013	1-12/2013

Net sales	5 347	5 753	182	11 282	915	529		-17	12 709	-1	12 708

Costs and expenses	-4 925	-5 060	-196	-10 180	-866	-199	-133	21	-11 357	-296	-11 653

Impairment of goodwill											0

Other income and expenses			-12	-12	-1		102	-4	84	-621	-537

Operating profit/loss	422	693	-26	1 089	48	329	-31		1 437	-918	518
% of net sales	7.9	12.0	-14.3	9.7	5.2	62.2			11.3		4.1

Depreciation and amortization				-213	-61	-3	-3		-280	-280	-560

(1)Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs, as well as Optical Nokia Networks business until May 6, 2013, when its divestment was completed.

DISCONTINUED OPERATIONS

In September 2013, Nokia announced the sale of substantially all of its Devices & Services business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services as discontinued business, including those items outside of the scope of the transaction. The sale was completed on April 25, 2014.

TABLE 22A

Results of discontinued operation, EUR million

	Reported	Reported
	1-12/2014	1-12/2013

Net sales	2 458	10 735
Cost of sales	-2 086	-8 526
Gross profit	372	2 209
Research and development expenses	-354	-1 130
Selling, general and administrative expenses	-447	-1 559
Gain from the sale of Devices & Services business	3 175	0
Other operating income and expenses	-107	-109
Operating profit/loss	2 639	-590
Financial income and expense, net(1)	-207	9
Income tax(2)	-127	-200

Profit/loss	2 305	-780

Depreciation and amortization	0	-176

(1) Financial income and expenses include exchange differences of EUR 212 million reclassified from other comprehensive income to profit and loss as a consequence of the disposal.

(2) Income taxes include EUR 160 million of taxes resulting from the sale of the Devices & Services business.

TABLE 22B

Cash flows from / used in discontinued operations, EUR million(1)

	Reported	Reported
	1-12/2014	1-12/2013

Net cash used in operating activities	-1 054	-1 062
Net cash used in investing activities	2 480	-130
Net cash used in financing activities	-9	-21

Net cash flow	1 417	-1 213

(1) Devices & Services business was classified as discontinued operations in November 2013. The sale was completed on April 25, 2014.

TABLE 23

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, Reported, EUR million

(unaudited)(1)

	Reported	Reported
	31.12.2014	31.12.2013
ASSETS
Non-current assets
Goodwill	2 563	3 295
Other intangible assets	350	296
Property, plant and equipment	716	566
Investments in associated companies	51	65
Available-for-sale investments	828	741
Deferred tax assets	2 720	890
Long-term loans receivable	34	96
Other non-current assets	78	99
	7 339	6 048
Current assets
Inventories	1 275	804
Accounts receivable	3 429	2 901
Prepaid expenses and accrued income	913	659
Current income tax assets	124	146
Current portion of long-term loans receivable	1	29
Other financial assets	266	285
Investments at fair value through profit and loss, liquid assets	418	382
Available-for-sale investments, liquid assets	2 127	956
Available-for-sale investments, cash equivalents	2 644	3 957
Bank and cash	2 527	3 676
	13 724	13 795
Fixed assets held for sale	0	89
Assets of disposal groups classified as held for sale	0	5 260
Total assets	21 063	25 192

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246
Share issue premium	439	614
Treasury shares	-988	-603
Translation differences	1 099	434
Fair value and other reserves	22	80
Reserve for invested non-restricted equity	3 083	3 115
Retained earnings	4 710	2 580
	8 611	6 467
Non-controlling interests	58	193
Total equity	8 669	6 659

Non-current liabilities
Long-term interest-bearing liabilities	2 576	3 286
Deferred tax liabilities	32	195
Deferred revenue and other long-term liabilities	2 197	630
Provisions	301	242
	5 107	4 353
Current liabilities
Current portion of long-term loans	1	3 192
Short-term borrowing	115	184
Other financial liabilities	174	35
Current income tax liabilities	481	484
Accounts payable	2 313	1 839
Accrued expenses, deferred revenue and other liabilities	3 632	3 039
Provisions	572	680
	7 288	9 453
Liabilities of disposal groups classified as held for sale	0	4 727
Total shareholders’ equity and liabilities	21 063	25 192

Interest-bearing liabilities	2 692	6 662
Shareholders’ equity per share, EUR	2.36	1.74
Number of shares (1 000 shares)(2)	3 648 143	3 712 427

(1) Devices & Services business was classified as discontinued operations in November 2013. The sale was completed on April 25, 2014.

(2) Shares owned by Group companies are excluded.

TABLE 24

CONSOLIDATED STATEMENT OF CASH FLOWS, Reported, EUR million(1)

(unaudited)

	10-12/2014(3)	10-12/2013	1-12/2014	1-12/2013
Cash flow from operating activities
Profit attributable to equity holders of the parent	444	-25	3 462	-615
Adjustments, total	165	253	-2 248	1 789
Change in net working capital	-113	-122	1 153	-945
Cash generated from operations(2)	496	106	2 367	229
Interest received	5	26	45	92
Interest paid	-48	-75	-336	-208
Other financial income and expenses, net	-99	142	-165	345
Income taxes paid	-130	-146	-636	-386
Net cash from/used in operating activities	224	53	1 275	72

Cash flow from/used in investing activities
Acquisition of businesses, net of acquired cash	-3	—	-175	—
Purchase of current available-for-sale investments, liquid assets	-657	-6	-2 977	-1 021
Purchase of non-current available-for-sale investments	-24	-14	-73	-53
Purchase of shares in associated companies	—	-2	—	-8
Proceeds from (+) / payment of (-) other long-term loans receivable	7	1	7	-1
Proceeds from (+) / payment of (-) short-term loans receivable	11	-16	20	4
Capital expenditures(4)	-92	-73	-311	-407
Proceeds from disposal of businesses, net of disposed cash(5)	143	7	2 508	-63
Proceeds from disposal of shares in associated companies	1	—	7	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	704	218	1 774	586
Proceeds from sale of non-current available-for-sale investments	28	35	62	129
Proceeds from sale of fixed assets	7	3	44	138
Dividends received	—	3	—	5
Net cash from/used in investing activities	125	156	886	-691

Cash flow used in financing activities
Purchase of treasury shares	-207		-427	—
Purchase of a subsidiary’s equity instruments	-45	-1	-45	-1 707
Proceeds from long-term borrowings	28	—	79	2 291
Repayment of long-term borrowings	-1	-49	-2 749	-862
Proceeds from (+) / payment of (-) short-term borrowings	21	13	-42	-128
Dividends paid and other contributions to shareholders	-9	-20	-1 392	-71
Net cash used in financing activities	-213	-57	-4 576	-477

Foreign exchange adjustment	-24	-87	-48	-223
Net increase (+) / decrease (-) in cash and cash equivalents	112	65	-2 463	-1 319
Cash and cash equivalents at beginning of period	5 058	7 568	7 633	8 952
Cash and cash equivalents at end of period	5 170	7 633	5 170	7 633

(1) The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

(2)In 2014 cash generated from operations includes EUR 1 650 million cash inflow relating to the 10 year patent license agreement with Microsoft which was paid in connection with the sale of Devices & Services business to Microsoft.

(3) The consolidated statement of cash flows includes a cumulative adjustment in the allocation between lines Purchase of Available-for-sale investments, liquid assets and Cash and cash equivalents in Q4/2014 to better reflect the nature of each line. This is impacting the Purchase of Available-for-sale investments, liquid assets line positively and the Cash and cash equivalents line negatively by 50 MEUR.

(4)The capital expenditure cash outflow of EUR 311 million in 2014 includes EUR 33 million capital expenditure cash outflows relating to discontinued operations.

(5) In 2014 proceeds of the sale of Devices & Services business is presented net of the amount of principal and accrued interest on the repaid convertible bonds.

TABLE 25

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, Reported, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2012	246	446	-629	745	-5	3 136	3 997	7 936	1 303	9 239
Remeasurements on defined benefit pensions, net of tax					55			55	25	80
Translation differences				-467				-467	-28	-495
Net investment hedges, net of tax				114				114		114
Cash flow hedges, net of tax					-3			-3	7	3
Available-for-sale investments, net of tax					50			50	0	50
Other increase/decrease, net							5	5	0	5
Loss							-615	-615	-124	-739
Total comprehensive income	0	0	0	-353	101	0	-610	-862	-121	-983
Share-based compensation		25						25		25
Excess tax benefit on share-based compensation								0		0
Settlement of performance and restricted shares		-7	26			-21		-3		-3
Dividend								0	-37	-37
Acquisition of non-controlling interests		-3		42	-16		-807	-784	-923	-1 707
Other change in non-controlling interest								0	-29	-29
Convertible bond - equity component		154						154		154
Total of other equity movements	0	168	26	42	-16	-21	-807	-608	-989	-1 596
Balance at December 31, 2013	246	614	-603	434	80	3 115	2 580	6 466	193	6 659

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, Reported, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2013	246	614	-603	434	80	3 115	2 580	6 466	193	6 659
Remeasurements on defined benefit pensions, net of tax					-142		-46	-188		-188
Translation differences				814				814	7	820
Net investment hedges, net of tax				-148				-148		-148
Cash flow hedges, net of tax					-30			-30		-30
Available-for-sale investments, net of tax					103			103		103
Other increase, net					10		39	48	0	49
Profit							3 462	3 462	14	3 476
Total comprehensive income	0	0	0	666	-59	0	3 454	4 061	21	4 082
Share-based compensation		4						4		4
Excess tax benefit on share-based compensation		10						10		10
Settlement of performance and restricted shares		-25	47			-32		-10		-10
Acquisition of treasury shares			-427					-427		-427
Dividend							-1 374	-1 374	-9	-1 383
Disposal of subsidiaries								0	-109	-109
Acquisition of non-controlling interests							-7	-7	-38	-45
Convertible bond - equity component		-114						-114		-114
Other movements		-51	-5				56	0		0
Total of other equity movements	0	-175	-385	0	0	-32	-1 325	-1 917	-156	-2 073
Balance at December 31, 2014	246	439	-988	1 099	22	3 083	4 710	8 611	58	8 669

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, Reported

(unaudited)

TABLE 26A

	Carrying amounts
At December 31, 2014	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	14	—	—	—	14	14
Available-for-sale investments, carried at fair value	—	571	—	—	—	571	571
Available-for-sale investments, carried at cost less impairment	—	244	—	—	—	244	244
Long-term loans receivable	—	—	—	34	—	34	28
Accounts receivable	—	—	—	3 429	—	3 429	3 429
Current portion of long-term loans receivable	—	—	—	1	—	1	1
Other current financial assets, derivatives	—	—	241	—	—	241	241
Other current financial assets, other	—	—	—	25	—	25	25
Investments at fair value through profit and loss, liquid assets	—	—	418	—	—	418	418
Available-for-sale investments, liquid assets carried at fair value	2 127	—	—	—	—	2 127	2 127
Available for-sale investments, cash equivalents carried at fair value	2 644	—	—	—	—	2 644	2 644
Total financial assets	4 771	829	659	3 489	—	9 748	9 742

Long-term interest-bearing liabilities(2)	—	—	—	—	2 576	2 576	4 058
Current portion of long-term loans(2)	—	—	—	—	1	1	1
Short-term borrowing	—	—	—	—	115	115	115
Other financial liabilities	—	—	174	—	—	174	174
Other liabilities, dividend payable	—	—	—	—	—	—	—
Accounts payable	—	—	—	—	2 313	2 313	2 313
Total financial liabilities	—	—	174	—	5 005	5 179	6 661

	Carrying amounts
At December 31, 2013	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	503	—	—	—	503	503
Available-for-sale investments, carried at cost less impairment	—	227	—	—	—	227	227
Long-term loans receivable	—	—	—	96	—	96	85
Accounts receivable	—	—	—	2 901	—	2 901	2 901
Current portion of long-term loans receivable	—	—	—	29	—	29	29
Other current financial assets, derivatives	—	—	191	—	—	191	191
Other current financial assets, other	—	—	—	94	—	94	94
Investments at fair value through profit and loss, liquid assets	—	—	382	—	—	382	382
Available-for-sale investments, liquid assets carried at fair value	956	—	—	—	—	956	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	—	—	3 957	3 957
Total financial assets	4 913	741	573	3 120	—	9 347	9 336
	—	—	—	—	—	—	—
Long-term interest-bearing liabilities(2)	—	—	—	—	3 286	3 286	4 521
Current portion of long-term loans(2)	—	—	—	—	3 192	3 192	3 385
Short-term borrowing	—	—	—	—	184	184	184
Other financial liabilities	—	—	35	—	—	35	35
Accounts payable	—	—	—	—	1 839	1 839	1 839
Total financial liabilities	—	—	35	—	8 501	8 536	9 964

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

(2) The fair value of EUR Convertible Bonds (total of EUR 1 500 million maturing 2018-2020) as at end of 2013 was based on the bonds being redeemed at par plus accrued interest at the close of the sale of the Devices & Services business to Microsoft (level 3). The fair values of other long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1).

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy. Items included in the following tables are measured at fair value on a recurring basis.

TABLE 26B

At December 31, 2014	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	14	—	—	14
Available-for-sale investments, carried at fair value	1	13	557	571
Other current financial assets, derivatives	—	241	—	241
Investments at fair value through profit and loss, liquid assets	418	—	—	418
Available-for-sale investments, liquid assets carried at fair value	2 115	11	—	2 126
Available for-sale investments, cash equivalents carried at fair value	2 644	—	—	2 644
Total assets	5 192	265	557	6 014
Derivative liabilities	—	174	—	174
Total liabilities	—	174	—	174

At December 31, 2013	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	56	18	429	503
Other current financial assets, derivatives	—	191	—	191
Investments at fair value through profit and loss, liquid assets	382	—	—	382
Available-for-sale investments, liquid assets carried at fair value	945	11	—	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	3 957
Total assets	5 351	220	429	6 000
Derivative liabilities	—	35	—	35
Total liabilities	—	35	—	35

Level 3 investments mainly include a large number of unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

TABLE 26C

EURm	Other available-for-sale investments carried at fair value
Balance at December 31, 2013	429
Total gains in income statement	5
Total gains recorded in other comprehensive income	72
Purchases	78
Sales	-58
Translation differences	31
Balance at December 31, 2014	557

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net loss of EUR 2 million (net loss of EUR 4 million in 2013) related to level 3 financial instruments held at December 31, 2014, was included in the profit and loss during 2014.

TABLE 27

INTEREST-BEARING LIABILITIES, Nokia Group, Continuing operations, EUR million

(unaudited)

	Issuer/Borrower	Final Maturity	31.12.2014	31.12.2013
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	0	0
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	412	364
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	824	727
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	0	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	0	500
Prepaid liabilities(1)	Nokia Corporation	April 2014	0	1 500
Prepaid liabilities(2)	Nokia Solutions and Networks Finance B.V. and Nokia Solutions and Networks Oy	June 2014	0	958
Differences between Bond nominal and carrying values(3)	Nokia Corporation		21	-182
Other liabilities(4)	Nokia Corporation and various subsidiaries		185	295
Total			2 692	6 662

(1) On April 25, 2014 Nokia completed the sale of substantially all of its Devices & Services business to Microsoft and EUR 500 million 1.125% convertible bonds due September 2018, EUR 500 million 2.5% convertible bonds due September 2019 and EUR 500 million 3.625% convertible bonds due September 2020, all issued by Nokia Corporation to Microsoft, were repaid and netted against the deal proceeds by the amount of principal and accrued interest.

(2) On June 19, 2014 Nokia Solutions and Networks Finance B.V. redeemed the EUR 450 million 6.75% bonds due April 2018 and the EUR 350 million 7.125% bonds due April 2020. During the second quarter 2014 Nokia Solutions and Networks Finance B.V. prepaid the EUR 88 million Finnish Pension Loan due October 2015, the EUR 50 million R&D Loan from European Investment Bank, the EUR 16 million Loan from Nordic Investment Bank and cancelled the EUR 750 million Revolving Credit Facility due June 2015.

(3) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.

(4) This line includes also EUR 8 million (EUR 76 million, at December 31, 2013) of non-interest bearing payables relating to cash held temporarily due to the divested businesses where Nokia  Networks continues to perform services within a contractually defined scope for a specified timeframe.

Upon completion of the above redemptions and cancellations, Nokia Corporation is the issuer or borrower in all material Nokia Group borrowings. All of these borrowings are senior unsecured and have no financial covenants.

TABLE 28

COMMITMENTS AND CONTINGENCIES, Nokia Group, EUR million

(unaudited)

	31.12.2014	31.12.2013

Collateral for own commitments
Assets pledged	10	38

Contingent liabilities on behalf of Group companies
Other guarantees	673	743

Contingent liabilities on behalf of associated companies
Financial guarantees on behalf of associated companies	13	16

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	6	12
Other guarantees	165	102

Leasing obligations	542	550

Financing commitments
Customer finance commitments	155	25
Venture fund commitments	274	215

The amounts above represent the maximum principal amount of commitments and contingencies.

1 EUR = 1.21 USD

Basis of preparation

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”).  The same accounting policies and methods of computation are followed in these interim financial statements as were followed in the consolidated financial statements of Nokia for 2013.

These interim financial statements were authorized for issue by management on January 28, 2015.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; K) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 2) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights (IPR) of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, for instance in the enterprise business, successfully recognize and pursue growth opportunities and extend the reach of our location services; 8) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 9) Nokia Networks’ dependence on a limited number of customers and large, multi-year contracts; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could result in allowances related to deferred tax assets; 12) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 15) management of Nokia Networks’ customer financing exposure; 16) the performance of the parties we partner and collaborate with, as well as financial counterparties, and our ability to achieve successful collaboration or partnering arrangements; 17) our ability to protect the technologies, which we develop, license, use or intend to use, from claims that we have infringed third parties’ IPR, as well as impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to IPR; 18) the impact of regulatory, political or other developments, including those caused by the impact of trade sanctions, natural disasters or disease outbreaks on our operations and sales in those various countries or regions where we conduct business; 19) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 20) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 21) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 22) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business; 23) potential exposure to contingent liabilities due to the sale of substantially all of our Devices & Services business to Microsoft and the possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable for us, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia Management, Espoo — January 28, 2015

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 4080 3 4080

Investor Relations US, tel. +1 650 644 4709

•                  Nokia plans to publish its “Nokia in 2014” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 13 of 2015. The annual report will be available at company.nokia.com/financials.

•                  Nokia plans to publish its first quarter 2015 results on April 30, 2015.

•                  Nokia’s Annual General Meeting 2015 is scheduled to be held on May 5, 2015.

STOCK EXCHANGE RELEASE

Nokia Board of Directors convenes Annual General Meeting 2015, dividend of EUR 0.14 per share proposed for 2014

Nokia Corporation

Stock Exchange Release

January 29, 2015 at 8.30 (CET +1)

Espoo, Finland - Nokia announced today that its Board of Directors (the “Board”) has resolved to convene the Annual General Meeting on May 5, 2015 and that the Board and its Committees submit the following proposals to the Annual General Meeting:

•                  Proposal to pay a dividend of EUR 0.14 per share;

•                  Proposals on the Board composition and remuneration;

•                  Proposal to authorize the Board to repurchase shares;

•                  Proposal to authorize the Board to issue shares;

•                  Proposals on the re-election of the external auditor and the auditor’s remuneration.

Proposal on the payment of dividend

The Board proposes to the Annual General Meeting that a dividend of EUR 0.14 per share be paid for the fiscal year 2014. The ex-dividend date would be May 6, 2015, the record date May 7, 2015 and the dividend payment date on or about May 21, 2015.

Proposals on the Board composition and remuneration

Mårten Mickos and Dennis Strigl have informed that they will no longer be available for re-election to the Nokia Board of Directors after the Annual General Meeting.

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be eight (8) and that the following current Nokia Board members be re-elected as members of the Nokia Board of Directors for a term ending at the Annual General Meeting in 2016: Vivek Badrinath, Bruce Brown, Elizabeth Doherty, Jouko Karvinen, Elizabeth Nelson, Risto Siilasmaa and Kari Stadigh.

In addition, the Committee proposes that Dr. Simon Jiang, who is the founder and Chairman of CyberCity International Limited (CCI) and some CCI subsidiaries, and currently an independent director in certain other companies, be elected as a member of the Nokia Board of Directors for the same term.

Additional information on the Board member candidates will be available in the Committee proposal which will be published simultaneously with the notice to the Annual General Meeting.

In the assembly meeting of the new Board of Directors taking place after the Annual General Meeting on May 5, 2015, the Corporate Governance and Nomination Committee will propose that Risto Siilasmaa be elected

1

Chairman of the Board and Jouko Karvinen Vice Chairman of the Board, subject to their election to the Board of Directors.

With regard to the Board remuneration, the Corporate Governance and Nomination Committee proposes that the annual fee payable to the Board members elected at the Annual General Meeting on May 5, 2015 for a term ending at the Annual General Meeting in 2016, remains at the same level as during the past seven years: EUR 440 000 for the Chairman of the Board, EUR 150 000 for the Vice Chairman of the Board, and EUR 130 000 for each Board member; EUR 25 000 for the Chairman of the Audit Committee as well as the Chairman of the Personnel Committee as an additional annual fee; and EUR 10 000 for each member of the Audit Committee as an additional annual fee. Further, the Corporate Governance and Nomination Committee proposes that, in line with Nokia’s Corporate Governance Guidelines, approximately 40 per cent of the remuneration be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the company. The shares shall be retained until the end of the Board membership in line with current Nokia policy (excluding shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Proposal to authorize the Board to repurchase shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 365 million Nokia shares. The proposed amount represents less than 10 per cent of the total number of Nokia shares, also after the cancellation of 66 903 682 treasury shares held by the company, as announced today. The shares may be repurchased under the proposed authorization in order to optimize the capital structure of the company and are expected to be cancelled. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the company’s equity-based incentive plans, or to be transferred for other purposes. The shares may be repurchased in deviation of the shareholders’ pre-emptive rights in the open market, in privately negotiated transactions, through the use of derivative instruments, or alternatively, through a tender offer made to all shareholders on equal terms.

The authorization would be effective until November 5, 2016 and terminate the current authorization granted by the Annual General Meeting on June 17, 2014.

In line with the capital structure optimization program announced in 2014, the Board of Directors plans to repurchase Nokia shares under a share repurchase program, using up to EUR 800 million by the end of the second quarter 2016, subject to being granted authorization from the Annual General Meeting, and to commence repurchases based on the proposed authorization as soon as possible after the Annual General Meeting.

Proposal to authorize the Board to issue shares

The Board also proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 730 million shares through issuance of shares or special rights entitling to shares in one or more issues. The Board proposes that it may issue either new shares or treasury shares held by the company. The Board proposes that the authorization may be used to develop the company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the company’s equity-based incentive plans, or for other purposes resolved by the Board. The proposed authorization includes the right for the Board to resolve on all the

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terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from shareholders’ pre-emptive rights.

The authorization would be effective until November 5, 2016 and terminate the current authorization granted by the Annual General Meeting on June 17, 2014.

Proposals on re-election of the external auditor and the auditor’s remuneration

In addition, the Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the Company’s auditor, and that the auditor be reimbursed based on the invoice and in compliance with the purchase policy approved by the Audit Committee.

The notice to the Annual General Meeting and the complete proposals by the Board and its Committees to the Annual General Meeting are scheduled to be published on Nokia’s website at company.nokia.com/agm on or about February 3, 2015.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; K) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 2) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its

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customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights (IPR) of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, for instance in the enterprise business, successfully recognize and pursue growth opportunities and extend the reach of our location services; 8) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 9) Nokia Networks’ dependence on a limited number of customers and large, multi-year contracts; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could result in allowances related to deferred tax assets; 12) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 15) management of Nokia Networks’ customer financing exposure; 16) the performance of the parties we partner and collaborate with, as well as financial counterparties, and our ability to achieve successful collaboration or partnering arrangements; 17) our ability to protect the technologies, which we develop, license, use or intend to use, from claims that we have infringed third parties’ IPR, as well as impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to IPR; 18) the impact of regulatory, political or other developments, including those caused by the impact of trade sanctions, natural disasters or disease outbreaks on our operations and sales in those various countries or regions where we conduct business; 19) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 20) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 21) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 22) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business; 23) potential exposure to contingent liabilities due to the sale of substantially all of our Devices & Services business to Microsoft and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable for us, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

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STOCK EXCHANGE RELEASE

Nokia Board of Directors approves the Nokia Equity Program 2015

Nokia Corporation

Stock Exchange Release

January 29, 2015 at 8.30 (CET +1)

Espoo, Finland - Nokia announced today that Nokia’s Board of Directors has approved the Nokia Equity Program 2015. In line with previous years, the Nokia Equity Program 2015 includes the following equity instruments:

•                  An Employee Share Purchase Plan for Nokia employees in selected jurisdictions, entitling the eligible employees to contribute a part of their salary to purchase Nokia shares. After a 12-month holding period, Nokia will offer the employees one matching share for every two purchased shares that continue to be held by the employees as at the end of the holding period;

•                  Performance Shares, which are dependent on the achievement of independent performance criteria; and

•                  Restricted Shares, which are used on a highly limited basis and only in exceptional retention and recruitment circumstances.

Nokia Equity Program 2015

The Nokia Equity Program 2015 is designed to support the participants’ focus and alignment with the company’s strategy and long-term success. Nokia’s use of the Performance Shares as the main long-term incentive vehicle is intended to effectively contribute to the long-term value creation and sustainability of the company and to align the interests of the employees with those of the shareholders. It is also designed to ensure that the overall equity-based compensation is based on performance, while also ensuring the recruitment and retention of talent vital to the future success of Nokia.

Restricted Shares will be granted on an even more limited basis than in 2014 and only for exceptional retention and recruitment purposes, now primarily aimed at US markets, to ensure Nokia is able to retain and recruit talent vital to the future success of the company. Since 2014, stock options have no longer been part of the Nokia Equity Programs.

Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the eligible Nokia employees may elect to make monthly contributions from their salary to purchase Nokia shares. Participation in the plan is voluntary.

The annual limit which the participant can contribute to the plan will be between the minimum of EUR 60 and the maximum of the lower of (1) EUR 1 200 or (2) 10 per cent of a participant’s annual gross base salary. Generally, the share purchases will be made at market value on pre-determined dates on a monthly basis during a 12-month period. In October 2016, Nokia will deliver one matching share for every two purchased shares that the participant still holds on July 31, 2016, which marks the end of the 2015 Employee Share Purchase Plan cycle. The aggregate maximum amount of contributions that employees can elect during the enrolment window for the plan cycle commencing in 2015 will be approximately EUR 30 million, which equals approximately 4 226 000 Nokia shares using the January 26, 2015 Nokia closing share price of EUR 7.10. Based on the matching ratio of one matching share for every two purchased shares, the number of matching shares would be approximately 2 113 000.

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The Employee Share Purchase Plan is planned to be offered to Nokia employees in 46 countries for the plan cycle commencing in 2015. The savings period is intended to start in July 2015 and the first monthly purchases are planned to be made in August 2015.

Performance Shares

Under the 2015 Performance Share Plan, target pay-out will depend on whether independent performance criteria have been met by the end of the performance period. The performance criteria vary for different employee groups in accordance with the following:

For the Nokia Group employees (excluding HERE employees), the performance criteria are Nokia continuing operations Average Annual Non-IFRS Net Sales and Nokia continuing operations Average Annual Non-IFRS EPS (diluted).

For HERE employees, the performance criteria are Nokia continuing operations Average Annual Non-IFRS EPS (diluted), HERE Average Annual Non-IFRS Net Sales and HERE Average Annual Non-IFRS Operating Profit.

The 2015 Performance Share Plan has a two-year performance period (2015-2016) and a subsequent one-year restriction period. The number of Performance Shares to be settled after the restriction period will start at 25 per cent of the grant amount and any pay-out beyond this will be determined with reference to the financial performance during the two-year performance period. The grant under Performance Share Plan 2015 could result in an aggregate maximum pay-out of 32.22 million Nokia shares in the event that maximum performance against all the performance criteria is achieved.

Restricted Shares

The Restricted Shares under the Restricted Share Plan 2015 are divided into three tranches, each tranche consisting of one third of the Restricted Shares granted. The first tranche has a one-year restriction period, the second tranche a two-year restriction period, and the third tranche a three-year restriction period. The grant of Restricted Shares in 2015 could result in an aggregate maximum payout of 750 000 Nokia shares.

Employees covered by the Equity Program 2015

In accordance with the previous year’s practice, the primary equity instruments for executive employees, as well as, directors below the executive level, are Performance Shares.

Nokia has decided to restrict the use of Restricted Shares so that shares under the Restricted Share Plan are granted only for exceptional retention and recruitment purposes, aimed primarily at US markets, to ensure Nokia is able to retain and recruit talent vital to the future success of the Group. The Restricted Shares will only be used in limited and exceptional circumstances.

Approximately 56 600 employees in 46 countries are planned to be offered the possibility to participate in the Employee Share Purchase Plan for the plan cycle commencing in 2015, provided that there are no local regulatory or administrative restraints in relation to the offer made under the plan.

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Dilution effect

As of December 31, 2014, the aggregate maximum dilution effect of Nokia’s currently outstanding equity programs, assuming that the Performance Shares would be delivered at maximum level, is approximately 1.37 per cent. The potential maximum effect of the Nokia Equity Program 2015 would additionally be approximately 0.96 per cent, assuming delivery at maximum level for Performance Shares and the delivery of matching shares against the maximum amount of contributions of approximately EUR 30 million under the Employee Share Purchase Plan.

Settlements under various Nokia equity plans

The performance period for the 2013 Performance Share Plan ended on December 31, 2014, and Nokia’s performance over 2013 and 2014, assessed against the independent performance criteria set out in the plan rules, was above the threshold performance level for the plan. The settlement to the participants under the plan will take place after the restriction period ends on January 1, 2016.

To fulfill the company’s obligations under the 2011 and 2012 Restricted Share Plans in respect of shares to be settled in 2015, Nokia’s Board of Directors has resolved to issue without consideration a total amount of 1 530 000 Nokia shares (NOK1V) held by the company to settle its commitment to plan participants, who are all employees of the Nokia Group.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, operating expenses, taxes, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of its Devices & Services business to Microsoft on April 25, 2014; K) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations and operating models; 2) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its

3

customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights (IPR) of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, for instance in the enterprise business, successfully recognize and pursue growth opportunities and extend the reach of our location services; 8) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 9) Nokia Networks’ dependence on a limited number of customers and large, multi-year contracts; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, which could result in allowances related to deferred tax assets; 12) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 15) management of Nokia Networks’ customer financing exposure; 16) the performance of the parties we partner and collaborate with, as well as financial counterparties, and our ability to achieve successful collaboration or partnering arrangements; 17) our ability to protect the technologies, which we develop, license, use or intend to use, from claims that we have infringed third parties’ IPR, as well as impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to IPR; 18) the impact of regulatory, political or other developments, including those caused by the impact of trade sanctions, natural disasters or disease outbreaks on our operations and sales in those various countries or regions where we conduct business; 19) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 20) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 21) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 22) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business; 23) potential exposure to contingent liabilities due to the sale of substantially all of our Devices & Services business to Microsoft and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable for us, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal